SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: March 16, 2005

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

          This Form 6-K consists of the following three documents, which appear immediately following this page:

•	Invitation to Annual General Meeting

•	Additional Information for US Shareholders

•	Annual Review 2004

Invitation to the
Annual General Meeting of UBS AG

Thursday, 21 April 2005, 2.30 p.m. (doors open 1.30 p.m.)

Stadium Schluefweg, Kloten-Zurich (Shuttle transport facilities provided from Zurich Airport bus terminal. For details see page 2.)

Agenda

1.	Annual Report, Group and Parent Company Accounts for 2004 Reports of the Group and Statutory Auditors

2.	Appropriation of retained earnings Dividend for financial year 2004

3.	Discharge of the members of the Board of Directors and the Group Executive Board

4.	Elections
4.1.	Re-election of Board members:
4.1.1.	Marcel Ospel
4.1.2.	Lawrence A. Weinbach
4.2.	Election of new Board members:
4.2.1.	Marco Suter
4.2.2.	Peter R. Voser
4.3.	Re-election of Group and Statutory Auditors: Ernst & Young Ltd., Basel

5.	Capital reduction
5.1.	Cancellation of shares repurchased under the 2004/2005 share buyback program and respective amendment of Article 4 of the Articles of Association
5.2.	Approval of a new 2005/2006 share buyback program

Annual General Meeting of UBS AG, 21 April 2005

Introduction

Requests for items to be included in the agenda

On 4 February 2005, UBS published a notice in various Swiss and international newspapers and on its Internet website www.ubs.com/shareholder-meeting inviting qualifying shareholders to submit their requests that individual items be included in the agenda in the form of actual motions by 25 February 2005. No requests were submitted.

Call to register claims

The capital reduction to be achieved via cancellation of repurchased shares may only take place once the filing period for creditors to request satisfaction for or security of their claims has been terminated in accordance with article 733 of the Swiss Code of Obligations. The notice will be published in the Swiss Commercial Gazette after the General Meeting of Shareholders. Claims may be registered during a period of two months. For the capital reduction to become effective, a report by the Statutory Auditors, confirming that creditors’ claims shall remain fully covered and the liquidity of the Bank assured even after the capital reduction, is another precondition. The Statutory Auditors’ report as of 31 December 2004 has been provided.

Organizational issues

Admission cards for the Annual General Meeting

Shareholders listed in the Share Register of UBS AG in Switzerland can order their admission cards from the following address up to 15 April 2005, using the order form attached to this invitation:
UBS AG, Shareholder Services, P.O. Box, CH-8098 Zurich.

Shareholders listed in the Share Register in the United States can order their admission cards in writing up to 15 April 2005 from: Mellon Investor Services, Proxy Processing, P.O. Box 3510, S. Hackensack, NJ 07606-9210.

Any admission cards already issued will lose their validity and will be recalled if the shares concerned are sold prior to the Annual General Meeting and the Share Register is notified of the sale.

Representation at the Annual General Meeting

Shareholders may be represented at the General Meeting by their legal representative or, based on a written proxy, by any other shareholder entitled to vote at the Meeting, or by his/her custodian bank. In addition, every shareholder is entitled to have his/her shares represented at the General Meeting by
–	UBS AG, P.O. Box, CH-8098 Zurich as a corporate proxy or a custody proxy
–	Treuhandgesellschaft Altorfer Duss & Beilstein (Urs Zeltner, Attorney and Notary), P.O. Box 1156, CH-8021 Zurich as an independent proxy.

Zurich and Basel, 5 March 2005

UBS AG
For the Board of Directors:

How to reach the Stadium Schluefweg in Kloten

The following transport facilities are offered to shareholders:
–	Railway or bus to Zurich Airport. Special UBS AGM-Bus from Zurich Airport bus terminal to Stadium Schluefweg.
–	By car to Zurich Airport. Parking in Car Parks 2 and 3. Special UBS AGM-Bus from Zurich Airport bus terminal to Stadium Schluefweg.
–	Railway to Kloten railway station. 5-8 minutes walk to Stadium Schluefweg.

Please do not drive to the Stadium Schluefweg as there is no parking space available. All public transport facilities within zones 10 and 21 of the Zurich regional transport network, the use of the UBS AGM-Bus and parking at Zurich Airport are free for UBS shareholders on 21 April 2005.

Marcel Ospel, Chairman
Gertrud Erismann-Peyer, Company Secretary

Item 1

Annual Report, Group and Parent Company Accounts for 2004
Reports of the Group and Statutory Auditors

A. Motion

The Board of Directors proposes that the report on the financial year 2004 and the Group and Parent Company Accounts for 2004 be approved.

B. Explanations

The reports of the Board of Directors and the Group Executive Board are contained in the 2004 Financial Report. Additional information on the strategy and organization of the Group, its activities and those of the Business Groups, on risk management and control as well as on corporate bodies, their composition and authorities can be found in the “Handbook 2004/2005”. This document also contains the comprehensive information relating to corporate governance required by the SWX Swiss Exchange directive, including the report on senior executive compensation. Copies of these publications can be ordered by shareholders and are also available on the Internet at www.ubs.com/investors. All shareholders registered in the Share Register automatically receive a copy of the Annual Review, which contains summary information with regard to our business performance in 2004.

The Group income statement shows total operating income of CHF 41,069 million and total operating expenses of CHF 30,395 million, resulting in a pre-tax profit of CHF 10,674 million and a net profit of CHF 8,089 million. The Financial Businesses (ex-

cluding Industrial Holdings) show a net profit of CHF 8,044 million. At year-end, total consolidated assets amounted to CHF 1,734.8 billion, up CHF 184.7 billion from a year earlier. Shareholders’ equity totaled CHF 35.0 billion.

Parent Company net profit was CHF 5,946 million. Total operating income of CHF 20,998 million and total operating expenses of CHF 13,532 million resulted in an operating profit of CHF 7,466 million. Depreciations, write-offs and provisions amounted to CHF 1,205 million and extraordinary income to CHF 1,016 million. Extraordinary expenses totaled CHF 49 million and taxes amounted to CHF 1,282 million.

Ernst & Young Ltd. as Group and Statutory Auditors recommend in unqualified reports to the Annual General Meeting that the Group and Parent Company Accounts be approved. The Group Auditors confirm that in their opinion, based on the audit performed, the Group financial statements “present fairly, in all material respects, the consolidated financial position of UBS AG as of 31 December 2004 and 2003, and the consolidated results of operations and cash flows for each of the three years ended 31 December 2004, in conformity with International Financial Reporting Standards (IFRS,) and they comply with Swiss law”. The Statutory Auditors express their opinion that “the accounting records and financial statements and the proposed appropriation of available earnings comply with Swiss law and the company’s Articles of Association ”.

Annual General Meeting of UBS AG, 21 April 2005

Item 2

Appropriation of retained earnings
Dividend for financial year 2004

A. Motion

The Board of Directors proposes that the Parent Company profit be appropriated as follows:

Profit for the financial year 2004 as per the income statement	CHF 5,946 million

Allocation to General statutory reserves	CHF 322 million
Proposed dividend	CHF 3,261 million
Allocation to Other reserves	CHF 2,363 million

Total allocated	CHF 5,946 million

The Board of Directors proposes to distribute a dividend of CHF 3.00 per share. Treasury shares held by UBS AG on the record date are not ranking for dividend.

B. Explanations

The proposal of the Board of Directors to distribute a dividend of CHF 3.00 per share, 15% more than a year earlier, reflects the excellent financial results achieved in 2004 and the firm’s policy to return excess capital to shareholders – in the form of dividends or by buying shares back for cancellation. It is also proof of the Board of Directors’ and the Group Executive Board’s confidence in UBS’s future.

Upon approval of the proposal by the AGM, the distribution of CHF 1.95 per share (after deduction of 35% Swiss withholding tax) will be made on 26 April 2005 to shareholders on record as at 21 April 2005. The shares will be traded ex dividend on 22 April.

Item 3

Discharge of the members of the Board of Directors and the Group Executive Board

Motion

The Board of Directors proposes that discharge be granted to the members of the Board of Directors and the Group Executive Board for the financial year 2004.

Item 4

Elections

4.1. Re-election of Board members

4.1.1. Re-election of Marcel Ospel

A. Motion

The Board of Directors proposes that Marcel Ospel be re-elected for a three-year term of office.

B. Explanations

The term of office of Chairman Marcel Ospel expires at the 2005 AGM. He is prepared to stand for re-election.

Marcel Ospel (born 1950) was elected to the Board at the 2001 AGM and thereafter appointed Chairman by the Board. Prior to this, he was Group Chief Executive Officer of UBS since the merger in 1998 of Swiss Bank Corporation and Union Bank of Switzerland.

A detailed CV of Marcel Ospel is published in the “Annual Review 2004” and is available on the Internet under www.ubs.com/boards.

4.1.2. Re-election of Lawrence A. Weinbach

A. Motion

The Board of Directors proposes that Lawrence A. Weinbach be re-elected for a three-year term of office.

B. Explanations

The term of office of Lawrence A. Weinbach expires at the 2005 AGM. He is prepared to stand for re-election.

Lawrence A. Weinbach (born 1940) has been a member of the Board of Directors since 2001 and the chairman of the Board’s Audit Committee since 2002. He has been with Unisys Corporation in Blue Bell, Pennsylvania, USA since 1997 and is its executive chairman since the beginning of 2005.

A detailed CV of Lawrence A. Weinbach is published in the “Annual Review 2004” and is available on the Internet under www.ubs.com/boards.

4.2. Election of new Board members

The term of office of Alberto Togni, Executive Vice Chairman, expires at the 2005 AGM. As he is reaching retirement age in 2005, he is not standing for re-election.

4.2.1. Election of Marco Suter

A. Motion

The Board of Directors proposes that Marco Suter be elected to the Board as executive member.

B. Explanations

Marco Suter (born 1958) was appointed to the UBS Group Managing Board in 1999 and has since been Group Chief Credit Officer. He first joined UBS in 1974 when he started as an apprentice at Swiss Bank Corporation. From 1978 to 1995 he assumed various functions at SBC offices in Nyon, New York, Basel, Zurich and London. During his employment in New York, he worked from 1980 to 1987 in the credit and documentary LC departments, in securities custody and in electronic banking. In 1987 he joined SBC General Management in Basel as a credit officer responsible for credit requests from foreign offices. In 1992 he transferred to Warburg Dillon Read, where he first assumed responsibility for their merchant banking activities and later as Chief Credit Officer for Europe, Middle East and Africa. From 1996 until the merger of Swiss Bank Corporation and Union Bank of Switzerland in 1998 he was regional manager Zurich-Eastern Switzerland-Ticino for the corporate and commercial banking activities of SBC. Marco Suter is a Swiss citizen.

Upon his election, Marco Suter will assume within the Board the responsibilities currently held by Alberto Togni, namely in the area of risk control. He will also take the role of Chairman’s Office delegate to the Risk Subcommittee of the Group Executive Board.

4.2.2. Election of Peter R. Voser

A. Motion

The Board of Directors proposes that Peter R. Voser be elected to the Board as a non-executive member.

B. Explanations

Peter R. Voser (born 1958) has been Chief Financial Officer of The Royal Dutch/Shell Group of Companies and Managing Direc-
tor of Shell Transport and Trading Company in London since October 2004. Before joining Shell he was Chief Financial Officer of Asea Brown Boveri (ABB) in Switzerland, after having been employed by the Royal Dutch/Shell Group of Companies in a variety of finance and business roles from August 1982 to March 2002, including five years in Switzerland, eight years in the UK, five years in Argentina and two years in Chile. In 1997 he was appointed Group Chief Internal Auditor, in 1999 Chief Financial Officer of Shell Europe Oil Products and in 2001 CFO of the Global Oil Products Business. Peter Voser graduated in business administration from the University of Applied Sciences in Zurich. He is a Swiss citizen.

In addition to his engagement with Shell, Peter Voser is a member of the Board of Directors of Aegon N.V. in the Netherlands, where he is also a member of the Audit Committee.

4.3. Re-election of Group and Statutory Auditors

A. Motion

The Board of Directors proposes that Ernst & Young Ltd., Basel, be re-elected for a one-year term of office as Group and Statutory Auditors.

B. Explanations

Ernst & Young Ltd., Basel, upon recommendation of the Audit Committee of the Board, is proposed for re-election for a further year in office as Group and Statutory Auditors. Ernst & Young have confirmed to the Audit Committee that they possess the level of independence required to take on this role and that their independence was not infringed by additional mandates performed for UBS. Such mandates also have to be pre-approved by the Audit Committee. E&Y confirms, in addition, that they did not provide any services for UBS that the US Securities and Exchange Commission (SEC) has prohibited for the company’s principal auditor.

Ernst & Young have been in charge of the UBS audit since the merger in 1998. The “Handbook 2004/2005” provides additional information on the Auditors’ independence and the fees paid, as well as on the lead audit partners in charge.

Annual General Meeting of UBS AG, 21 April 2005

Item 5

Capital reduction

5.1. Cancellation of shares repurchased under the 2004/2005 share buyback program and respective amendment of article 4 of the Articles of Association

A. Motion

The Board of Directors proposes that 39,935,094 shares repurchased under the buyback program approved by the 2004 AGM be cancelled and the share capital of the Corporation accordingly reduced by CHF 31,948,075.20.

Article 4 of the Articles of Association shall be amended as follows:

Current version	Proposed new version (changes in italics)

Article 4
Share capital

1	1
The share capital of the Corporation is CHF 901,486,541.60 (nine hundred and one million, four hundred and eighty-six thousand, five hundred and forty-one Swiss francs and sixty centimes), divided into 1,126,858,177 registered shares with a par value of CHF 0.80 each. The share capital is fully paid up.

The share capital of the Corporation is CHF 869,538,466.40 (eight hundred and sixty-nine million, five hundred and thirty-eight thousand, four hundred and sixty-six Swiss francs and forty centimes), divided into 1,086,923,083 registered shares with a par value of CHF 0.80 each. The share capital is fully paid up.

2
unchanged

B. Explanations

The AGM on 15 April 2004 authorized the Board of Directors to buy back UBS shares in a maximum amount of CHF 6 billion via a second trading line on the virt-x exchange and subsequently to cancel them. Until 28 February 2005 a total of 39,935,094 shares with an overall market value of CHF 3,543,091,266.90 were repurchased. The average purchase price was CHF 88.72 per share. The maximum amount authorized by the AGM was not fully consummated, as excess capital was used during the second half of the year to invest in attractive growth opportunities.

The Board of Directors now proposes to the AGM to approve the cancellation of the 39,935,094 shares repurchased and to reduce the share capital in Article 4 of the Articles of Association accordingly.

Ernst & Young Ltd. as Statutory Auditors have confirmed in a special audit report on behalf of the AGM that as at 31 December 2004 the claims of creditors were fully covered even after the reduction in capital and that the Bank has adequate liquidity.

5.2. Approval of a new 2005/2006 share buyback program

A. Motion

The Board of Directors proposes that the following resolution be approved:
“The Board of Directors shall be authorized to buy back a maximum amount of CHF 5 billion in UBS shares via a second trading line on the virt-x exchange. These shares are to be cancelled definitively and are not therefore regarded as own shares within the meaning of Article 659 of the Swiss Code of Obligations. The required amendment to the Articles of Association (reduction of share capital) will be submitted to the AGM in 2006 for approval.”

B. Explanations

Shares shall be repurchased for cancellation if the firm’s capitalization remains at its current high level. The Board of Directors requests the AGM to authorize the repurchase of a maximum amount of CHF 5 billion in UBS shares. The new buyback program 2005/2006 was announced on 8 February 2005.

The Board of Directors has again decided to proceed in two stages, with shareholders taking the decision in principle at the first AGM and deciding on the definitive cancellation of the shares at the next AGM. By obtaining shareholders’ approval for the future cancellation of the repurchased shares, these shares no longer fall under the statutory limit of Swiss Company Law, which prohibits companies from holding more than 10% of their own shares. The proposed procedure provides greater flexibility, which UBS believes to be in the interests of efficient capital management and the ongoing trading activities of the Bank.

Ernst & Young Ltd. as Statutory Auditors have confirmed in a special audit report on behalf of the Board of Directors that the claims of creditors would be fully covered even after this additional capital reduction and that the Bank has adequate liquidity.

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

Additional Information
for our US Shareholders

March 2005

Dear Shareholders

The accompanying Annual Review 2004 contains summary information on financials and corporate governance.

UBS aims to comply with all relevant standards on corporate governance. As a foreign private issuer listed on the New York Stock Exchange (NYSE), UBS is only required to fully comply with the rules regarding audit committees and annual certifications. UBS, however, as voluntarily adopted the overwhelming majority of the NYSE rules for US companies. Information on the differences between UBS’s corporate governance practices and the NYSE standards for US companies may be found in the Handbook 2004/2005, which can be accessed on our website at www.ubs.com/investors.

The accompanying Annual Review 2004 contains summary financial information. Our audited Financial Statements and detailed analysis are included in our Financial Report 2004, which is available upon request. Please use the accompanying order form.

The consolidated Financial Statements of UBS have been prepared in accordance with International Financial Reporting Standards (IFRS). The principles of IFRS differ in certain respects from United States Generally Accepted Accounting Principles (US GAAP). To clarify the effects of these differences in standards, this Additional Information includes:

–	a reconciliation of Net profit and Shareholders’ equity as determined under IFRS to the amounts as determined under US GAAP, with a brief description of the significant differences affecting Net profit and Shareholders’ equity, and
–	the Income statements and Balance sheets presented in accordance with US GAAP.

Please refer to our Financial Report 2004, Notes 41 and 42, for a detailed description of these differences.

Reconciliation of IFRS Shareholders’ equity and Net profit to US GAAP

		Shareholders’ equity		Net profit

CHF million	Reference	31.12.04	31.12.03	31.12.04	31.12.03	31.12.02

Amounts determined in accordance with IFRS		34,978	35,310	8,089	6,239	3,530

Adjustments in respect of:

SBC purchase accounting goodwill and other purchase accounting adjustments	a	15,152	15,196	(44)	(89)	(128)

Reversal of IFRS goodwill amortization	b	2,603	1,825	778	808	1,017

Purchase accounting under IFRS 3 and FAS 141	c	(88)	0	3	0	0

Derivative instruments	d	(75)	(94)	(217)	188	342

Financial investments and private equity	e	(266)	(84)	304	(159)	767

Pension plans	f	372	1,303	(110)	(235)	(156)

Other post-retirement benefit plans	g	(1)	(1)	0	0	7

Equity participation plans	h	(80)	(112)	(98)	(152)	63

Software capitalization	i	0	0	0	0	(60)

Consolidation of variable interest entities (VIEs) and deconsolidation of trust preferred securities	j	47	(10)	18	(10)	0

Financial liabilities held at fair value through profit and loss	k	197	117	100	78	39

Physically settled written puts	l	93	48	9	5	3

Investment properties	m	(8)	(24)	14	88	(23)

Other adjustments		(50)	0	(50)	0	0

Tax adjustments		(206)	(300)	22	(248)	145

Total adjustments		17,690	17,864	729	274	2,016

Amounts determined in accordance with US GAAP		52,668	53,174	8,818	6,513	5,546

Additional Information for our US Shareholders, March 2005

Description of differences:

a. Purchase accounting:

Under IFRS, the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation was accounted for as a uniting of interests, while under US GAAP it was deemed to be a purchase of Swiss Bank Corporation by Union Bank of Switzerland. The resulting goodwill was amortized under US GAAP from 1998 until 31 December 2001. Upon adoption of SFAS 142, “Goodwill and Other Intangible Assets” on 1 January 2002, this amortization ceased to be recorded under US GAAP, and goodwill is now tested annually for impairment. Certain other purchase accounting adjustments relating to the 1998 merger continue to be amortized under US GAAP over periods ranging from two to twenty years.

b. Reversal of IFRS goodwill amortization:

The adoption of SFAS 142 resulted in two new reconciling items: 1) Certain intangible assets on the IFRS Balance sheet at 1 January 2002 were reclassified to goodwill for US GAAP; 2) The amortization of IFRS goodwill and the intangible assets reclassified to goodwill was reversed for US GAAP.

c. Purchase accounting under IFRS 3 and FAS 141:

With the adoption of IFRS 3 “Business Combinations” on 31 March 2004, the accounting for business combinations generally converged with US GAAP with the exception of the measurement of minority interests and the recognition of a revaluation reserve in the case of a step acquisition. IFRS requires minority interests to be recognized at fair value whereas under US GAAP, minority interests are recognized at their carryover value. In a step acquisition, IFRS requires the existing ownership interest to be revalued to fair value using a revaluation reserve whereas under US GAAP, revaluation of the existing ownership interest is not allowed.

d. Derivative instruments:

Under IFRS, UBS hedges interest rate risk based on a portfolio of forecasted cash inflows and outflows on a Group basis. US GAAP, however, does not permit hedge accounting for hedges of future cash flows determined by this methodology. Therefore, for US GAAP, such hedging derivative transactions continue to be carried at fair value with changes in fair value recognized in the Income statement.

e. Financial investments and private equity:

The accounting for financial investments classified as available for sale is generally the same under IFRS and US GAAP except for the treatment of private equity investments. Under IFRS, private equity investments are carried at fair value with changes in fair value recorded in a separate component of Shareholders’ equity. Under US GAAP, the

Group applies the “AICPA Audit and Accounting Guide, Audits of Investment Companies” with the effect that certain private equity investments are now recorded at fair value, with changes in fair value recognized in US GAAP Net profit.

f. Pension plans:

Under both IFRS and US GAAP, pension expense is based on the same actuarial method of valuation. Differences in expenses, liabilities or prepaid assets exist due to different transition date rules, stricter provisions for recognition of a prepaid asset, and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation. In 2004, 2003 and 2002, an additional minimum liability was recorded in the US GAAP Balance sheet.

g. Other post-retirement benefits:

Like pension plans above, expenses and liabilities for other post-retirement benefits plans are determined under the same methodology under both IFRS and US GAAP. Differences relate to different transition date rules and the treatment of the 1998 merger of Union Bank of Switzerland and Swiss Bank Corporation.

h. Equity participation plans:

Under IFRS, the Group recognizes the grant-date intrinsic value of share and option awards to employees with no recognition of subsequent changes. The accounting under US GAAP is similar except that certain awards are deemed variable, with changes in intrinsic value subsequent to the award date recognized in the Income statement.

i. Software capitalization:

Beginning 1 January 1999, US GAAP required that certain costs associated with software acquisition or development be capitalized and amortized over its useful life. Similar provisions became effective for IFRS as at 1 January 2000. From 1 January 2000, the only difference was the amortization of the 1999 US GAAP amount. At 31 December 2002, this amount was fully utilized and there is no longer a difference between IFRS and US GAAP.

j. Consolidation of variable interest entities (VIEs) and deconsolidation of trust preferred securities:

FASB interpretation No. 46, Consolidation of Variable Interest Entities (revised December 2003), (“FIN 46”) relates to VIEs which are entities with voting rights significantly disproportionate from risks and rewards. When UBS is considered the “primary beneficiary” of a VIE, which is not otherwise consolidated under IFRS, FIN 46 requires the VIE to be consolidated for US GAAP purposes. However, trust preferred securities, which are consolidated under IFRS, are deconsolidated under US GAAP.

k. Financial liabilities held at fair value through profit and loss:

Under revised IAS 39 adopted on 1 January 2004, UBS elected to designate certain hybrid debt issues at fair value, with changes in fair value reflected in the Income statement. Under US GAAP, debt instruments must be carried at amortized cost. Embedded derivatives must be separated from the host debt instrument and valued as freestanding derivatives.

l. Physically settled written puts:

Under revised IAS 39 adopted on 1 January 2004, all outstanding derivative contracts on UBS shares are treated as derivative instruments under both IFRS and US GAAP with the exception of physically settled written put options on own shares. Under IFRS, such options are recorded as liabilities, but under US GAAP they continue to be accounted for as derivative instruments.

m. Investment properties:

As of 1 January 2004, UBS changed its accounting for investment properties from the cost less depreciation method to the fair value method. Under the fair value method, changes in fair value are recognized in the Income statement, and depreciation is no longer recognized. Under US GAAP, investment properties continue to be carried at cost less accumulated depreciation.

Comparison of UBS Income Statement to US GAAP

The following is a Consolidated Income Statement of the Group, for the years ended 31 December 2004, 31 December 2003 and 31 December 2002, restated to reflect the impact of valuation and income recognition differences and presentation differences between IFRS and US GAAP.

CHF million	31.12.04		31.12.03		31.12.02
For the year ended	US GAAP	IFRS	US GAAP	IFRS	US GAAP	IFRS

Operating income

Interest income	39,124	39,398	39,940	40,159	39,679	39,963

Interest expense	(27,306)	(27,538)	(27,700)	(27,860)	(29,334)	(29,417)

Net interest income	11,818	11,860	12,240	12,299	10,345	10,546

Credit loss expense / (recovery)	276	276	(72)	(72)	(115)	(115)

Net interest income after credit loss expense / (recovery)	12,094	12,136	12,168	12,227	10,230	10,431

Net fee and commission income	19,416	19,416	17,345	17,345	18,221	18,221

Net trading income	4,879	4,972	4,021	3,756	5,940	5,451

Other income [1]	1,188	897	380	462	96	4

Income from Industrial Holdings	3,648	3,648

Total operating income	41,225	41,069	33,914	33,790	34,487	34,107

Operating expenses

Personnel expenses	18,729	18,515	17,615	17,231	18,610	18,524

General and administrative expenses	6,705	6,703	6,086	6,086	7,072	7,072

Depreciation of property and equipment	1,385	1,352	1,396	1,353	1,613	1,514

Amortization of goodwill	0	713	0	756	0	930

Amortization of other intangible assets	186	251	112	187	1,443	1,530

Goods and materials purchased	2,861	2,861	0	0	0	0

Total operating expenses	29,866	30,395	25,209	25,613	28,738	29,570

Operating profit / (loss) before tax and minority interests	11,359	10,674	8,705	8,177	5,749	4,537

Tax expense / (benefit)	2,112	2,135	1,842	1,593	511	676

Net profit / (loss) before minority interests	9,247	8,539	6,863	6,584	5,238	3,861

Minority interests	(435)	(450)	(350)	(345)	(331)	(331)

Change in accounting principle: cumulative effect of adoption of “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain financial investments, net of tax	0	0	0	0	639	0

Cumulative adjustment of accounting for certain equity based compensation plans as cash settled, net of tax	6	0	0	0	0	0

Net profit	8,818	8,089	6,513	6,239	5,546	3,530

1 The CHF 304 million gain, CHF 159 million loss and CHF 108 million gain included in US GAAP Other income at 31 December 2004, 31 December 2003 and 31 December 2002, respectively, are due to UBS’s adoption of the “AICPA Audit and Accounting Guide, Audits of Investment Companies” on certain private equity investments for its US GAAP financial statements. These amounts represent the change in fair value of these investments during 2004, 2003 and 2002.

Certain prior year US GAAP amounts in 2003 and 2002 have been adjusted to conform to the current year’s presentation. Full disclosure of valuation, income recognition and presentation differences are detailed in Notes 41 and 42 of our Financial Report 2004.

Additional Information for our US Shareholders, March 2005

Comparison of UBS Balance Sheet to US GAAP

The following is a Condensed Consolidated Balance Sheet of the Group, as of 31 December 2004 and 31 December 2003, restated to reflect the impact of valuation and income recognition principles and presentation differences between IFRS and US GAAP.

	31.12.04		31.12.03
CHF million	US GAAP	IFRS	US GAAP	IFRS

Assets

Cash and balances with central banks	6,036	6,036	3,584	3,584

Due from banks	35,286	35,264	31,758	31,740

Cash collateral on securities borrowed	218,414	220,242	211,058	213,932

Reverse repurchase agreements	357,164	357,164	320,499	320,499

Trading portfolio assets	449,389	370,259	423,733	341,013

Trading portfolio assets pledged as collateral	159,115	159,115	120,759	120,759

Positive replacement values	284,468	284,577	248,924	248,206

Financial assets designated at fair value		653

Loans	228,968	232,387	212,729	212,679

Financial investments	1,455	5,049	1,303	5,139

Securities received as collateral	12,950		13,071

Accrued income and prepaid expenses	5,882	5,876	6,219	6,218

Investments in associates	2,153	2,427	1,616	1,616

Property and equipment	9,045	8,736	8,116	7,683

Goodwill	26,977	8,847	26,775	9,348

Other intangible assets	1,722	3,302	1,174	2,181

Private equity investments	3,094		3,308

Other assets	101,068	34,850	64,381	25,459

Total assets	1,903,186	1,734,784	1,699,007	1,550,056

Liabilities

Due to banks	119,021	118,901	127,385	127,012

Cash collateral on securities lent	57,792	61,545	51,157	53,278

Repurchase agreements	423,513	422,587	415,863	415,863

Trading portfolio liabilities	190,907	171,033	149,380	143,957

Obligation to return securities received as collateral	12,950		13,071

Negative replacement values	360,345	303,712	326,136	254,768

Financial liabilities designated at fair value		65,756		35,286

Due to customers	386,913	376,083	347,358	346,633

Accrued expenses and deferred income	14,830	14,685	13,673	13,673

Debt issued	164,744	117,828	123,259	88,843

Other liabilities	117,743	42,342	74,044	31,360

Total liabilities	1,848,758	1,694,472	1,641,326	1,510,673

Minority interests	1,760	5,334	4,507	4,073

Total shareholders’ equity	52,668	34,978	53,174	35,310

Total liabilities, minority interests and shareholders’ equity	1,903,186	1,734,784	1,699,007	1,550,056

Positive and Negative replacement values under US GAAP are presented on a gross basis for all periods presented. Full disclosure of valuation, income recognition and presentation differences are detailed in Notes 41 and 42 of our Financial Report 2004.

Annual Review 2004

You

& Us

Letter to Shareholders

Dear Shareholders,

Last year was an extremely successful one for UBS – in financial terms and in how we grew our businesses. While it is just the two of us who write to you on behalf of the firm, it is in fact our 67,000 people around the world who achieved this success, by delivering the best of what UBS can offer to our clients – day in and day out.

From a financial perspective, 2004 was a record year. Our net profit stood at CHF 8,089 million, with CHF 45 million coming from our industrial holdings. Our financial businesses contributed the remaining CHF 8,044 million, up 29% from a year earlier despite the falling US dollar. Our clients entrusted us with a total of CHF 88.9 billion in net new money last year, bringing the total assets they have invested with us to CHF 2.25 trillion. In turn, this drove our asset-based revenues 19% higher. This, combined with higher income from our investment banking business and private client transactions, pushed fee and commission income up to 52% of total revenues. Upbeat market conditions at both the start and end of the year also encouraged strong activity levels in the securities markets, helping our trading revenues.
Costs remain under strict control, increasing less than revenues, and we ended 2004 with a 3 percentage point improvement in our pre-goodwill cost/income ratio – now just a shade above 70%. Our commitment to capital discipline means that we finished the year with an excellent 28% pre-goodwill return on equity, with earnings per share 34% higher than in 2003.

We want to share UBS’s success. For our shareholders, the Board of Directors is recommending a dividend of CHF 3.00 per share to the Annual General Meeting (AGM) – a 15% increase. Including par value repayments, cash dividends and share buybacks, we have distributed a total of CHF 32.1 billion to shareholders since the start of 2000, when we began buying back shares for cancellation. That represents an aver-

age total yield of approximately 6.6% per annum, and accounts for as much as 60% of the total cash flow our businesses generated over the period.

We also paid our employees more on average in variable compensation, with bonuses increasing in all our businesses, reflecting the strong contribution of our staff to growing our revenues last year.

Throughout 2004, we demonstrated our strength in growing our businesses – both organically and through targeted acquisitions. In the increasingly important Asian time zone, our revenues rose 24% in 2004. Our Investment Bank expanded its competitive position in the US in key areas such as prime brokerage and equities sales and trading. In wealth management, we made several small acquisitions that helped us to gain critical mass. As a result, for example, we now have top-five positions in both Germany and the UK. In total, last year we announced acquisitions of around CHF 40 billion of invested assets, paying approximately CHF 1 billion for them. The integration of these franchises is proceeding smoothly; indeed, completing such transactions is one of our strengths.

These “bolt-on” acquisitions, combined with our investments in growing our business, have resulted in a somewhat reduced level of share repurchases this year. In our current buy-back program, which ended on 5 March 2005, we bought back a total value of approximately CHF 3.5 billion. Attractive opportunities for investment in the growth of our businesses, will always take first priority. But, in their absence, we will continue to return any excess capital to you, our shareholders, and buybacks will remain an important way of doing so.
Next year’s buyback program, commencing in March, will have a maximum limit of CHF 5 billion. The degree to which we use this limit will again depend on opportunities we see for making further investments in the growth of our businesses.

2

As a firm, we have to grow by building lasting and meaningful relationships. From our long experience in advising clients on financial matters, we know that a meaningful relationship is a personal one. In short, between you and us. Just as we show in our advertising. To achieve that, we like to think of each interaction with clients, shareholders, employees and people living in the communities where we work as an individual relationship. We hope this will bring open-mindedness, an entrepreneurial attitude and thoughtfulness – despite our size and complexity.

This means we want to be open to other views. In our Annual Review this year, six influential personalities discuss topics that matter to us – the future of our industry and financial markets, how perceptions of financial risk have changed and continue to change, entrepreneurial leadership and the positive impact corporations can have. We enjoyed listening to them – to their views, opinions and priorities. We hope you will find them interesting – even inspiring.

16 March 2005

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

3

Contents

Views that matter
06	Mastering heights
10	Creating goodwill
14	Building confidence
18	Making ideas happen
22	Sensing risk
26	Bridging gaps

2004 Report
30	The year in review
32	Corporate governance
36	UBS financial highlights
38	UBS results
42	UBS targets
44	Results Financial Businesses
46	Wealth Management & Business Banking
48	Global Asset Management
50	Investment Bank
52	Wealth Management USA
54	Industrial Holdings

55	Sources of information
56	Contacts

4

Views that matter

Views that matter
In this year’s Annual Review, we focus on topics that matter to our firm. But rather than concentrating on the perspectives we have, we wanted to portray the views of other influential personalities – giving our shareholders, clients and employees a broader look at, even a new angle on, issues that are relevant to us. In the following pages, you will read how the CEO of Zermatt’s skilift company, Christen Baumann, managed to turn it around into a profitable business. Or why Maxim Vengerov, one of today’s greatest violinists, believes investing in art and culture is essential. John A. Thain, the CEO of the New York Stock Exchange, provides an insight into the issues faced by today’s securities industry. A successful businessman and art collector, Barry Lam – founder, CEO and Chairman of the leading Taiwanese notebook producer Quanta – provides some insight into being visionary and entrepreneurial. Professor Renate Schubert, who heads the economic research department of the Swiss Federal Institute of Technology in Zurich, explains how risk is perceived and how this affects financial decision-making. And the Mayor of the London Borough of Hackney, Jules Pipe, gives us some ideas on how corporations can support the communities in which they operate. We would like to thank them for their contribution to this Annual Review and for the views and knowledge they shared with us.

Mastering heights

Mastering heights

Christen Baumann has a rare gift. He can make Swiss skilift companies profitable. And a key reason for his success, he believes, is his entrepreneurial drive. Before he made his mark in the tourist industry running various lift companies, Baumann, now CEO of Zermatt Bergbahnen AG, had spent many years in top positions at a number of mechanical engineering companies in and outside Switzer-land. Still, having grown up in the Bernese Oberland, mountains were in his blood – as any amateur alpinist seeking to discover the peaks around Zermatt with him would be able to attest. The company he now manages is Switzerland’s largest cable, skilift and funicular railway organization. It came into being just under three years ago as a result of the merger of six previously independent companies, each with its own ownership structure and identity. With a work-force of 260, it can transport more than 45,000 people an hour in peak times with its 32 lifts operating between 1,600 and 3,883 metres above sea level – in itself an extremely technologically demanding task. In winter, his company is additionally responsible for the upkeep, preparation and grooming of roughly 200 kilometres of ski pistes. When he took up his new position during the merger, Baumann, an experienced turnaround manager, decided to limit staff upheavals when integrating the six companies. Within a fortnight, he had filled all the company’s managerial posts with seasoned hands who had been asked to reapply for their jobs. Integration was smooth, and job losses insignificant. Since then, Zermatt Bergbahnen AG has been turned

Rising costs
and declining
income – in the
long run, that
doesn’t work

into an income generator. “We have reached or even surpassed all the targets we set ourselves,” says Baumann proudly.

In the 1990s, many Swiss skilift companies and mountain railways found themselves facing huge financial problems. One of the reasons was that, when approving loans for them, the banks no longer based decisions on the earnings projections of their transport infrastructure but instead looked at each operator’s long-term debt capacity. Because of that, banks cut sector and client ratings for them, meaning that they were forced to restructure or merge in order to avoid the higher price of servicing their debt.

According to Baumann, the deep problems experienced by a large number of them were not caused by the bank’s lending policies, but rather by a lack of cost discipline.

“There was an excessive amount of collective wishful thinking, egotism and pressure from special interest groups – in ignorance of business realities. Rising costs – combined with stagnating or even declining income. In the long run, that doesn’t work,” stresses Baumann.

Another factor in their downfall was the fact that a number of them traditionally gave seats on their boards of directors to elected politi-

cians. And they tended to gauge the benefits of investments and other such measures in terms of their impact on popular opinion. Company interests came second.

But does that mean governments should keep out of tourism altogether?

“No – as long as we’re talking about the general operating environment, and not operating decisions,” Baumann says. As an example, he is very appreciative of the work done by Schweiz Tourismus to promote the country. But he thinks the most effective way to encourage tourism would be to greatly accelerate the process for obtaining construction permits. Many of those applying – including Baumann himself – have become entangled in the red tape of an often slow and cumbersome bureaucracy.

And, the government should provide the tourism industry with more incentives to look for private investors as the source of funding, creating a level playing field, Baumann believes.

The crux of the problem is that medium-sized skilift companies have tended to rely on federal and local government loans while larger privately financed ones, although not explicitly forbidden from doing so, have refrained from taking any as they would be unable to pay any dividends to their shareholders.

Despite that, one of Baumann’s guiding principles, whether managing a small or large company, is never to let a company’s indebtedness rise to more than 60% of its balance sheet. It is how he retains the necessary degree of autonomy, protecting his companies from potentially excessive debt service burdens, even if interest rates suddenly rise.

As is now normally the case, all the newer Zermatt lifts have been leased, and as the company’s main bank, UBS also has a major interest in them. When choosing his business partners, Baumann’s main concern is to obtain good terms and conditions. In addition, in his dealings with banks he appreciates straightforward communication and quick, business-like decision-making. His view of UBS has changed considerably in recent years.

“Nowadays UBS looks closely into the issues of the tourism sector in Switzerland and offers support in finding highly competitive solutions,” he says.

Baumann does not run his business in splendid isolation. He thinks it is important that most locals in Zermatt stand behind what he is doing. In this he is perhaps helped by the fact that he appears quite the opposite of an ice-cold profit-monger.

We have
reached all the
targets we
set ourselves

“We live off nature,” Baumann declares. And he practices the wisdom that he preaches. For instance, in the last financial year almost 3 percent of the company’s capital investment and operating expenditure was for environmental protection. For Baumann, it goes without saying that construction must be environmentally friendly from start to finish. This April, he will submit an application for ISO certification of his company’s environmental management system.

Also, Zermatt is a village that has kept its feet on the ground. It is still predominantly locally owned – something true of the lifts, railways and hotels – and most living there intend to keep it that way. Baumann sees this as both an opportunity and a potential threat: “Local roots and local control promote a sense of identification, preventing the damage that control by outside forces might inflict. At the same time, there is a danger of a certain blindness to the realities outside.”

So does Baumann have a ‘vision for 2010’? Yes: “Zermatt must remain what it is.”

In order to keep the village ahead of the game, Baumann’s company has already invested almost 100 million Swiss francs in new lift infrastructure and opened another 20 to 30 kilometres in new ski pistes. He ex-

pects to make another 100 million in investments over the next five years.

“It is only our cash flow that allows us to enhance the quality of the product we offer.”

In winter, Baumann has a policy of skiing all the company’s pistes personally every fortnight, and in summer his walks take him past the company’s construction sites.

“We can only build from June to October – so we can’t afford to waste time.” In the mountains, things are not only at the mercy of the economy – they are also determined by weather and the climate.

The bank – from service provider to financial coach

Profitability, stability, liquidity. All classic objectives that a bank can help companies achieve. Whether for a small, local business or a large multinational, whether a new venture or another stage in growing a business, money is a resource that helps fulfill entrepreneurial visions. The type and scope of clients’ financial requirements are as varied as the clients themselves.

In Switzerland, we provide a full range of financing services – from lending to structured finance transactions – all tailored to different types of companies and projects. We serve around 143,000 companies, of which most are small or medium-sized businesses. In the past, credit decisions were based on balance sheets. Today, we look at profitability, sustainability, competitiveness and debt capacity, leading to an individualized assessment of credit risk that is translated into specific risk-adjusted pricing. The rating process not only ensures that loans are fairly priced, it is also a transparent process that can help entrepreneurs identify areas for improvement and take the necessary steps to strengthen the attractiveness of their business. We see ourselves as our clients’ coach in this process. Our aim is to help them improve the management of their finances, making their business ideas happen.

Creating goodwill After his first public concert, aged five, Maxim Vengerov took out his big map of the world and stuck a pin in every place he wanted to go and play the violin. “I wanted to go everywhere, anywhere. And now, year-by-year, this dream is coming true.” One of the pins may have landed in China. But at that time, when he was growing up in Soviet Novosibirsk, China had been starved of western classical music for years. Culture from the West had been driven underground. Now Vengerov is waiting to take off from Beijing airport. It is the morning after a rapturous, even raucous reception for his performance of Beethoven at the seven-year-old Beijing Music Festival. A special experience for an artist who believes passionately in the power of music to speak across cultures and to unite. “I play for people with different backgrounds, different nationalities, different religions. And the greatest thing that I notice now in our turbulent times, with so much polarization between people, is that once I’m on stage every concert hall becomes like a temple of art. The music sends a message of unity, friendship and love.” It is not just a message for the concert halls. As a UNICEF goodwill ambassador, Vengerov has played for abducted child soldiers in Uganda, disadvantaged children in Harlem, drug-addicted Thai youngsters and children from across the ethnic divides of the Balkans. He captivated the damaged children gathered around him in a remote corner of Uganda with one of his favorite encores. It’s pure musical slapstick as he narrates the traditional children’s story of Ferdinand the Bull, with his violin and its incredible expressive range as his only prop. On this tour the same piece will bring the house down at one of music’s most storied venues, Suntory Hall in Tokyo. “Music is like a working Esperanto, everyone understands. It’s fascinating that with music you can send a message and everyone understands it without translation.” As with most lasting children’s fables, beyond the comedy lies a parable. The story of Ferdinand, written in 1936, is the story of a bull who steadfastly refuses to fight in the bullrings of Madrid. When he performed Ferdinand for the first

Music is
this fantastic
alternative
to everything
we see

time with an orchestra, at the Verbier Festival in summer 2004, it followed an anguished rendition of Benjamin Britten’s threnodic Violin Concerto. Written in 1938, Britten composed it as a memorial to those who gave their lives fighting Franco in the Spanish Civil War, a conflict that confirmed what was to become a lifelong pacifism.

Idealistic it maybe, but Vengerov sees music as more relevant than ever in times of uncertainty and conflict. “During these difficult times, I think music is this fantastic alternative to everything we see. Music is healing, it’s a proven fact that it speaks directly and positively to the subconscious. Today, music can play a bigger role than ever. It’s not a luxury anymore.”

Night after night Vengerov delivers that message. His extrovert stage presence engages an audience as few others can. But doesn’t that continual baring of emotions, “naked on stage” as he puts it, exact a price? At the top of his profession at the age of thirty, recognized as one of today’s truly great violinists, could such a gift become a liability, raising the specter of burn-out which has haunted so many child prodigies?

“As long as I’m not falling into routine, as long as it never becomes just work, I can’t lose interest in what I do. And that’s why I always go and study. It’s like a bodybuilder. If he stops pumping the muscles they run to fat.” This thirst for learning has already taken in “not only the classical violin but baroque violin, the viola, two and a half years studying conducting.” 2005 will be a sabbatical year. “Now I feel I have to take a little more distance and become a student again, and to dedicate time to other things: for instance to learn jazz violin, speak more languages, dance tango. I want always to develop myself, because once you say that you’re happy with yourself, you reach a limit and the moment has gone. That’s it, you’re no longer enjoying what you’re doing.”

His quest for new things and his eclecticism seem to match a nomadic, maybe restless nature. Even his fingers never stop moving, fingering the soundtrack that is playing only in his head. Avowedly of no fixed abode, his life till 2008 is typed up on three sheets of A4, today’s version of the big world map. The fixed points in the globe-trotting existence are his close family ties and his commitment to working with young people.

He has been teaching at the Musik-hochschule des Saarlandes in Germany for four years. “It brings me enormous satisfaction because it’s not just teaching music, but sometimes philosophy, even psychology. Sometimes lessons are not about music, but about the person that is standing there in front of you.”

“I feel very fortunate because from a very early age I was helped by many people, first of all my parents and grandparents. My mother was so busy as choir mistress in a local school working with 500 kids but then she always came home after an exhausting day and gave me the time to help me develop myself, learning with me. I’ve always been surrounded by people who’ve influenced me and helped my talent. My teachers, then help from great conductors like Daniel Barenboim and Slava Rostropovich who I could call my musical father. Then there came a point when I decided to pass on my knowledge. I started teaching when I was 26 years of age, and my first student was 27.”

“If I had the opportunity and means I would implement music in every school. Children absorb like sponges, but if you don’t keep them busy they will be on the street. That I learned from my mother who rescued kids from the street and taught them music.”

Vengerov is touring Asia with the UBS Verbier Festival Orchestra under the baton of Charles Dutoit. The orchestra is made up of young musicians between the ages of 17 and 29, drawn from more than thirty countries from all over the world. Touring and playing with a young orchestra is a unique experience even for seasoned professionals. Performances are vibrant and even travel is an adventure again – the fuselage is about to erupt into the mother of all pillow fights.

“When I heard of the new orchestra I found it a brilliant idea. As a young musician, it’s the best schooling you can get – there’s nothing better. You come to Verbier, you have all these people training you, you play with the greatest conductors: Levine, Dutoit, Gergiev, to name only a few. Then you go on tour. As a kid what more could you dream of. You can take all this knowledge and become an incredible professional. But not only that, you will never forget this experience. This project has wisdom.”

The relationship between the corporate and artistic worlds is today financially necessary, but not always accompanied by a meeting of minds. Vengerov has a clear view of how firms should support the arts: “Invest in children and education. Then we will get the payback twenty years later. Humans need beauty. It’s not like water – if we don’t drink we die. But if we don’t relate ourselves to beauty we die emotionally. And unfortunately humans are built to survive the moment. We have to learn to look for the long-term, think for tomorrow.”

One of the young violinists in the orchestra grew up in Novosibirsk. In her words: “Maxim was the big hero for us. He’s why so many of us took up the violin. To be playing with him is a dream come true, unforgettable.”

Benjamin Britten famously found, “It is cruel, you know, that music should be so beautiful.” His Violin Concerto is widely thought to have found its definitive interpreter in Maxim Vengerov, who recorded it together with his mentor and Brit-ten’s close friend Rostropovich. But notwithstanding his unparalleled ability to transmit the sorrowful side of music, he radiates a profoundly optimistic view of the power and relevance of its beauty. “Music is the most powerful instrument we have to enhance our humanity.”

Our partnerships

Our partnerships should tell the world what we believe in and what we stand for. They also need to have widespread appeal and reflect the passions of our clients. Globally, we currently focus our sponsorships on the America’s Cup champion Team Alinghi, on the sport of golf and world-class orchestral music.

Our sponsorship of Alinghi embraces all aspects of the team as it prepares to defend the America’s Cup in 2007. Our commitment to golf mixes partnerships with top tournaments such as THE PLAYERS Championship and the Evian Masters with extensive client-player experiences.

In the field of orchestral music, we have partnerships with several leading orchestras around the world, including the Boston Symphony Orchestra and the London Symphony Orchestra.

The UBS Verbier Festival Orchestra, which we co-founded five years ago, has achieved an outstanding international reputation for quality, vitality and commitment. The orchestra numbers over 100 musicians aged 17 to 29 from some 35 countries. Its Conductor Laureate is James Levine, Artistic Director of the Metropolitan Opera, New York and Music Director of the Boston Symphony Orchestra. The orchestra is resident at the annual Verbier Festival & Academy and tours internationally every autumn. It is managed by the Fondation de l’Orchestre de Verbier, which endeavors to promote cultural, artistic and musical excellence through its support of young musicians. Maxim Vengerov has performed with the orchestra a number of times.

UBS also has a longstanding commitment to contemporary art. Our UBS Art Collection focuses on works of museum quality that represent the defining European and American contemporary art trends from the second half of the twentieth century.

Building confidence

When you think of the quintessential trading floor, you think of the New York Stock Exchange. You think of the updates of the Dow Jones index at the end of news programs around the world – the traders running past rows of computer screens as analysts describe market action that day. You think of that nebulous entity that is Wall Street – defining much of the business of the financial world for the past century. In recent years, though, the image of Wall Street has conjured up other, more negative associations – corporate governance issues, conflicted analysts, lawsuits. It is therefore refreshing to hear the clipped, well-measured sentences of John Thain, NYSE’s CEO - succinctly conveying his adamantly positive message about the future of the exchange -and financial markets. “There’s been over 500 billion dollars in new equity capital raised in 2004 in the US alone. I think that is a testament to the strength of our markets, the continued growth in our industry and the need for capital. We continue to see funds flowing into private equity and we continue to see attractive returns in the private equity investing space. Those funds ultimately lead to the creation of new companies and new initial public offerings (IPOs),” he says. But, at the same time, he knows that it is vitally important to heed the lessons and implications, even warnings and industry soul searching, that events since 2000 have prompted. It is now, he believes, essential that financial services companies actively work to repair the loss of investor confidence and the reputational damage they have sustained since the turn of the millennium.

I don’t think
that investor
confidence is
an empty
platitude

“There’s no question that the bursting of the bubble and corporate scandals such as WorldCom and Enron, and the more recent mutual fund scandals, have all undermined investor confidence and damaged the reputation of the financial industry. I think we’re making progress on that front, but there is still much to be done. It is key because investor confidence is vital to our business. We all must continually work together to restore that confidence,” Thain says.

It is easy for investors to be cynical though – to take the attitude that the industry might have been humbled by the last four years, but is now simply paying lip service to platitudes that are, at best, self-serving. Thain is quick to disagree.

“I think honesty and integrity in the financial services industry are crucial. They are core cultural values. I also don’t think that they are empty platitudes for any long-term industry participant. I think you can see that when investors lose confidence, particularly individual investors, they pull away from the financial markets. They don’t have to invest in the financial markets. There are other ways to build wealth. They can always keep their money in their bank accounts. And so I think it is extremely important that we continue to focus on honesty and integrity,” he says.

He adds that it goes much farther than that.

“I think over time you will see the market values of companies being differentiated by how well they are able to maintain honesty and integrity in their corporate culture and truly behave that way,” he says.

Using the NYSE as an example, he believes that corporate governance, how companies define the roles and limits between their boards of directors and senior executives, will be indispensable in making that happen.

“There have been very significant improvements in corporate governance. Many of the changes that were adopted by the New York Stock Exchange and in the Sarbanes-Oxley Act (a US law passed in 2002 to strengthen corporate governance) have gone a long way to improve corporate governance in the US. I’ll give you a few examples. The New York Stock Exchange has amended its corporate governance rules for listed companies to require a majority of independent directors, to require that members of the audit committees, compensation committees, and nominating committees be fully independent, and that the independent directors must meet separately from management,” Thain says.

Many of the companies that are complaining about over-regulation as a result of the new measures are missing the point, Thain emphasizes.

“Companies can view the Sarbanes-Oxley provisions as bureaucratic processes where there is a checklist to go through – that needs to be complied with. Or they can view it as the opportunity to really rethink their internal control structure and improve it – improve their management information systems – and improve their processes. I would certainly hope that the majority of companies are doing the latter,” Thain affirms.

The lessons should also not be lost on investors. Whenever they are considering putting some of their money into a company, they should take a hard look at how independent the board of directors is, and whether the company’s accounts are transparent.

“Do you have true independence and a well-functioning board of directors? I think that’s very important. How transparent is a company in terms of its business – what’s happening in its business and what’s going on with its financial statements? So I would focus on the level of independence and the degree of transparency as the two critical areas of judging how far a company has gone in improving its corporate governance,” he says.

We continue to
see a significant
flow of companies
accessing
the US markets

Still, it would be incomplete to say that companies simply have to change internal practices and controls – that investors must only peruse a company’s books before investing – and that the financial industry will simply contentedly ride into a collective sunset. There are some latent risks on the horizon that could pose a threat to financial stability.

“When we talk about threats to financial markets’ stability, I think we have to look at several different levels. First, on a global basis, terrorism and the impact of terrorism on markets is always a concern. On a macro-economic basis, the current trade imbalances in the world and particularly the imbalances of trade with the US and the resulting pressure on the US dollar versus other global currencies are a concern,” Thain explains.

Despite the risks, he does not believe the US or its financial markets are in danger of losing their leadership position in the world economy.

“On the New York Stock Exchange alone, the market value of the companies traded is over 20 trillion dollars. The US financial markets offer the largest pool of capital in the world. We continue to see a significant flow of companies accessing the US markets – Chinese companies, Indian companies, Brazilian companies, European companies. That does not mean that other markets aren’t also very attractive – but still I think those global companies who want access to the largest investor base in the world will continue to come into the US market.”

With a value proposition that offers “the best prices, the most liquidity, the lowest volatility, and the lowest transaction costs in the trading of our stocks,” the NYSE should clearly remain the world’s leading stock exchange, Thain affirms.

Our strategy for growth

Securities markets will become more global and important – and increasingly complex. Private and institutional wealth will continue to grow and concentrate. As both trends strengthen, it will increase the need for extensive and constant professional advice in financial matters – for institutional, corporate and private clients.

Our strategy is focused on capturing opportunities from these broad trends. It provides us with a distinct profile, concentrating on higher than average growth sectors worldwide – wealth and asset management, investment banking and securities. In addition, we intend to further strengthen and expand our market leading position in Swiss retail and corporate banking. All these businesses, together, give us the breadth to achieve resilient performance across varying business and market conditions.

UBS has the global scale necessary for sustained competitive success. For our core businesses, we continue to see considerable opportunities for further growth – both through market expansion and increasing market share, and will continue to invest in developing our global franchises either through organic growth or through add-on acquisitions.

Making ideas happen

With its in-house art gallery, the Taipei office of Barry Lam, CEO of Quanta, looks more like a museum than the headquarters of the world’s leading supplier of notebook computers. The art gallery at Quanta shows Lam’s deep admiration of the prolific Chinese artist Chang Dai-chien – a leading figure in Asian 20th century art often called the “Chinese Picasso” because of the variety of styles he worked with. “He knew how to learn from the great artists and at the same time to develop his own personal style,” says Lam. One of Lam’s favorite Chang Dai-chien paintings is “Dawning Light in Autumn Gorges”, which uses deep green hues of “splashed ink”, a painting technique allowing the artist to combine the abstract with the specific - the superimposed blend of which Lam finds deeply fascinating. The CEO of Quanta owns over a thousand works of art, including 250 by Chang Dai-chien. What motivates him to collect art? “I am looking for peace of mind. High tech is short-lived. Art is forever.” Art is a uniquely powerful and accurate expression of life, he believes. “When you understand the art of a country, then you will understand how its people live and how they think. This ability is essential for any manager who wants to sell his company’s products in different markets.” All of his businesses have been, from the very start, infused with that kind of insight. He could have retired comfortably as the “king of calculators” with Kimpo, the company he founded with classmates in 1973. But by the 1980s, his attention was wandering elsewhere. He

High tech is
short-lived.
Art is forever

grew increasingly convinced about the future potential of notebooks even though they, and the PC industry, were still in the midst of their first decade of popular use. “Like any other personal object, the computer needed to be mobile and allow its user to communicate with anyone in the world.”

In Lam’s mind, the notebook would inevitably grow to be a large global consumer industry even though most experts then were extremely skeptical about the potential size of any future market. Many believed that a portable computer would never have the range of capabilities and power of a desktop computer. Still, he was not to be discouraged, and in 1988 he founded Quanta.

One of the major obstacles his fledgling business faced was that all components back then were basically designed for desktops. Hard disks and monitors were too big, and processors inadequate. Despite all that, Lam held true to his vision. “I had a strong belief in the future of notebooks. My network of relationships kept me going on the path I had chosen.”

Guided by his analytical mind, he positioned Quanta as an original design manufacturer (ODM) – or, in other words, as a supplier to companies who sold the notebooks he made using their own brands. It was a key, fateful decision that paved the way for his eventual success “The Taiwanese market is very small. It was the only way that we could achieve economies of scale and conquer the world market,” he notes.

Within a few years, Lam’s vision found an increasing number of major industry adherents. In 1994, Intel launched a special processor specifically meant for notebooks, called Coppermine. By 1996, Quanta had launched MP5, its first multimedia notebook. But his crowning achievement was the Dell Latitude C600 – launched in 1998. It was the first model in the history of notebooks that sold more than one million units. Quanta had arrived. It was the world’s leading supplier of notebooks.

Today, Quanta produces one fourth of all the notebooks in the world. The 10 largest brands in the industry are customers, among them Dell, Apple, Toshiba and Hewlett-Packard.

Along the way, Lam’s company has acquired various component manufacturers. Although it is the leading ODM in the world on the notebook market, Quanta is, by strategic choice, a company that stays out of the limelight. “Our customers sell their products under their own brand names. For this reason, we want to keep a low profile,” explains Lam.

Lam’s thoughts are always attuned to the future. He is convinced that Quanta can apply the ODM model to the business computing segment and LCD television screens. The fact that both industries feature dominant, established players does not discourage him at all. “We are used to being innovative, and we can produce at low costs.”

Lam envisions a future in which the notebook is what he calls a “virtual PC”. This means the notebook is connected to a central server and doesn’t need to store all the data. The notebook is then just an interface between the user and the data. He also wants to expand into mobile telephones, because of the way they can complement notebooks. “There are so many possible applications for mobile devices – using one’s cell phone to check a database on the internet, for example.”

The “king of notebooks” never stops thinking of how to help Quanta grow. But even when he gives his creativity free rein, he considers himself a hands-on engineer. He laughs when he hears his nickname “hei shou”, which literally means “black-hand”. Still, it conveys how Lam sees himself and his engineers: “We are not scientists, we want our products to operate the way those using them want them to.”

In fact, as an engineer, Lam feels he can look at his past with some sat-

Aggressive
in engineering
development
and benevolent
in interpersonal
relations

isfaction. He remembers something that happened to him a while back while he was flying. “I saw a passenger using a notebook manufactured by Quanta. I asked him if he liked it, and he answered that it was fantastic. For me, it was the most tangible proof that I had made the right decisions as a manager!”

Despite his success, Lam still has a dream he wants to fulfil. “We are selling so many notebooks throughout the world. I would like to share my love of culture and art with just as many people at least, especially in Taiwan, a country where interest in culture is underdeveloped, and one day I would like to open a museum that would house the works from my collection.”

Lam has also created the Quanta Educational Foundation whose aim is to finance an international art center in Taipei City. “Culture changes people, their way of thinking, their behavior. More wealth is not enough to improve the security of a country, you also need more culture,” he exclaims.

When it comes to “culture”, Lam sees beyond geographical barriers. He considers himself a mediator between Asian and western cultures. Born in Shanghai as Lin Pai-Li, he grew up in Hong Kong and completed his studies in Taiwan. He notes that his company’s technology is western but that its interpersonal relationships are Chinese. “We are aggressive in engineering development and benevolent in interpersonal relations. Western and Asian cultures complement one another perfectly,” he explains.

He cites Confucius, his spiritual guide: “According to Confucius, a human being needs three things to function well: wisdom, benevolence and courage”.

Being entrepreneurial

Large corporations can never have enough entrepreneurial energy. It fosters the constant creativity and innovation they need to aggressively capture growth opportunities. That’s why at UBS, we believe each employee has an inherent mandate to be an entrepreneur. Advising clients, managing a branch, putting together M&A deals, executing trades and providing services for other units – all are equally important to our success. Our employees have to make decisions, take risk and accept responsibility.

We also know that entrepreneurs do not flourish in isolation. Most innovative ideas and thriving new businesses combine varied perspectives and types of decisions. We try to do the same at UBS – encourage partnership across our businesses – creating internal networks that leverage our own expertise. By recognizing and appreciating multiple backgrounds, cultures and personalities, we want to nurture an environment that constantly challenges assumptions, harvests ideas, and helps people pursue their ambitions confidently. The inherent creativity and innovation of our workforce helps us to serve our clients better – without letting them sense any of the boundaries inherent in a large, global organization.

Sensing risk

Which would you like better? Winning a guaranteed payout of 3,000 dollars or playing a game where you get an 80 percent chance of winning 4,000 and a 20 percent chance of nothing? Most of us would take the 3,000 and run. Now try the same thing in reverse. Choose between a guaranteed loss of 3,000 dollars - or a game giving you a 20% chance of losing nothing and an 80% chance of losing 4,000 dollars. Most of us choose to play the second game. Unfortunately, according to classical economic theory, our behavior is irrational. In the first game, we instinctively choose not to play even when that option offers the lower expected amount of money -3,000dollarsinsteadofan“average” outcome of 3,200. In the second, if we were perfectly rational, we would choose to lose 3,000 straight out. But most of us choose to play – and probably lose more. In short, we are not consistent when faced with risk - shying away from it when there are gains to protect but embracing it if we could wipe out a loss. Renate Schubert, economics professor and Director of the Economic Research Institute of the Federal Institute of Technology in Zurich, laughs: “Thank heavens that economic theorists and researchers have got beyond the stage of merely speculating about how people might behave. We now research their behavior more accurately - by means of experiments or surveys. Ultimately, economics is about looking at the consequences of human behavior – and to do that you cannot confine yourself to theoretical situations. Because economists cannot explain every phenomenon by referencing traditional theories, we make a point of working with psychologists and taking their insights into account.” Indeed, studying psychology and economics as a single discipline earned psychologist Daniel Kahneman the 2002 Nobel Prize for Economics. His Prospect Theory, developed in the 1970s with Amos Tversky, employs empirical experiments showing that real people do not assess risk in the same way as homo economic us - that perfectly rational agent invented by traditional economic theory. Still, when it comes to financial decisions, that should never have been much of a surprise, seeing as each choice involves basic human emotions - the need for

Losses are
perceived to be
larger than they
actually are

security or for approval, even one’s sense of self and independence.

People tend to assess uncertain choices intuitively; they rarely apply the laws of probability. “In the case of researching financial decisions, that is precisely the problem,” explains Renate Schubert, “since the true risk – in other words, the size and probability of any future loss – is usually unknown. However, laboratory experiments can be constructed in such a manner that the person running the trial knows the parameters.”

Those experiments show that the risks perceived by the test subjects vary: “Small probabilities of gains or losses tend to be overestimated, while large probabilities tend to be underestimated.” Similarly, gains and losses tend to be perceived differently: “Losses are generally perceived to be larger than they actually are, while gains are seen as smaller than they are.”

Undue optimism, or “overconfidence” as those who study the phenomenon say, is one of the other tendencies seen in people making decisions involving significant risk.

“That means that people are apt to overestimate their own knowledge or ability in certain areas. They tend to assess the chances of positive outcomes as larger than they really are. As a result, decisions are taken quickly, but then just as quickly al-

tered, as overconfident investors frequently reshuffle their portfolios and chop and change the securities they invest in – despite the fact they are incurring transaction costs which lower their net returns. Overconfidence is thus a source of financial market activity – generally, the markets move more than they would without overconfidence.”

These patterns of behavior are not equally strong in everyone, and vary in strength and frequency from one group to another. There are, for instance, variations between men and women.

“Women are less prone to overconfidence, as various studies have shown,” says Renate Schubert. “In one experiment, we also found that women tend to perceive something to be especially risky if they have the feeling they don’t know enough about it. The more information you give them – on the future performance of investments, the likelihood of future gains or losses – the more willing they become to take risks. Among men, information plays a different role – on the contrary: initially, men are more willing to take a gamble than women, but as they become better informed they tend to grow more risk-averse.”

An understanding of what drives investor behavior and how this influences supply and demand in the markets is just as important to the financial services industry as the analysis of economic fundamentals.

“For example, as part of the advisory process, a bank needs to ask itself: who is this person sitting in front of me? Only by doing so can advisors give clients the sense of security most appropriate for them – the feeling of being looked after properly. Does the client want to have the right investment recommended to him or her by an expert? Or do they want to bring their own expertise to bear? An investment advisory service which is capable of satisfying clients on a lasting basis can never be a totally standardized product,” explains Renate Schubert.

“One important issue is the result of the advisory process – that, too, needs to be right, and must match the clients’ economic objectives. These objectives are rooted in a client’s particular circumstances, and these in turn influence the degree of security or risk expected of a given investment.”

One important factor affecting the lasting success of an investment decision is an ability to look at the client’s overall assets or total portfolio. In an interview with the US magazine Forbes, Kahneman stated that people have a tendency to think in terms of gains and losses. The more we do this, the more irrational and short-term our actions become. By contrast, taking the entire portfolio as a frame of reference helps us to gear our decisions to medium and long-term goals.

That kind of thinking can be extended to include economic policy issues, such as the way private pensions are organized. Renate Schubert: “Women typically have lower incomes and less wealth, while at the same time they tend to live longer. As our population ages, it could present a problem in that women tend to go for lower-risk and therefore lower-yielding asset portfolios. This raises the question of how women can be encouraged to invest their savings in such a manner as to generate higher returns.”

The fact that institutional investors and companies often act very much like private individuals when making decisions under uncertainty does not surprise Schubert: “Ultimately, in these cases, the decisions are being made by human beings.” Evaluating risks and taking financial decisions are part of the day-to-day business for a bank. According to Renate Schubert, the most important thing is to have a good risk philosophy. “It is crucial to engage with the whole subject of risk comprehensively, on all levels, and to deal with it openly.” In other words, transparency, both internally and externally. “Time and again in the scientific literature you come across the short sentence – ‘Risk is an artificial frame’. – So somehow you have to model it, identify it and quantify it – it’s not just there for the taking. Of course, this means there is scope for subjective estimation. It therefore becomes very important to make your underlying assumptions and the decisions based on them transparent.”

In addition, the decisions taken and their consequences have to be analyzed in retrospect. This helps companies set the right incentives for the future and organize their processes rationally. “To deal properly with potential conflicts of interest, it is important to have clear rules of play, a well-defined code that serves as a framework for all involved,” Schubert believes.

Understanding risk – a core competence

As a private investor, understanding your risk profile is crucial to any investment strategy you choose. Our role, as financial advisor, is to understand your personal circumstances and objectives and construct the appropriate financial solution for your individual needs.

Taking risk is also an inherent part of the financial services industry. For a bank, managing risk – credit, market and operational risk – is therefore a prerequisite for achieving attractive rates of return for shareholders.

With the overriding goal of achieving an appropriate balance between risk and return, our senior management makes risk identification and control critical components of its processes and plans. Responsibility flows from the top, starting with the Board of Directors who define our risk principles and determine risk capacity – the level of risk we are capable of absorbing based on our earnings power.

Responsibility for implementing the risk principles, assuming risks and actively managing them lies with executive management. In particular the Group Chief Risk Officer has overall responsibility for credit, market and operational risk control. Independent control processes and structures ensure objective checks on risk-taking activities, balancing short-term profit incentives and the long-term interests of UBS.

Bridging gaps Jules Pipe’s desk and computer, perched unassumingly between wood paneling at the far end of his 1930s art deco office, seem rather modest instruments by which to guide the affairs of a major London borough – especially one with such a tough reputation as Hackney. Being one of only eleven directly elected mayors in the United Kingdom might sound like a plum political job to an outsider, but when Jules Pipe first took over Hackney as council leader in 2001, things were in total disarray following five years without a political administration. The national government had been forced to intervene when political and managerial failure led the authority to near bankruptcy. Following Pipe’s mayoral election in 2002 and four years of balanced budgets, times are more peaceful now – rubbish no longer lies on the streets and there is enough money to keep them lit at night. As anyone will tell you, the ironic thing about Hackney is that it lies on the City of London’s doorstep, just a short walk from the world’s second largest financial market. But that is a double-edged sword. In a UK political environment that expects corporations to contribute more to their communities, companies are increasingly throwing money and volunteers at Hackney or one of its East London neighbors. Which only begs the question: are they doing anything of real use? “There are some who have been doing it for a very long time and their relationship with local authorities is now a mature one. With them, we have a vast array of projects that are about delivering real, tangible outcomes rather than one-off things that are maybe more about a bit of team building,” Pipe says. He pauses to serve some coffee on a small round wooden table near his desk. The window behind it over-looks the newly refurbished Hackney Empire theater. The evening before, it had staged a television show featuring a parade of pop stars, among them Robbie Williams premiering his new single, “Misunderstood”. “I think one really valuable thing that is happening now is the mentoring that goes on in schools. We benefit from a fantastic and established program of mentoring for students and a growing one for senior staff here. With the appropriate business skills, employees in corporations come and visit a number of schools here on a regular basis. They work with head teachers for example, helping them with

Those kinds
of relationships
help to build
an innate trust

What corporations
are doing is
adding something,
pushing something

accounting and procurement,” he says.

If kept up year in and year out, those kinds of relationships help to build an innate trust between government and corporations. They can also be the basis for more far-reaching, ambitious endeavors, such as the “City Academy” program to overhaul secondary schooling in disadvantaged urban areas with help from outside donors. UBS is partner to one – the Bridge Academy in Hackney, which, when it opens, will provide education for 1,100 students.

“This was stepping up a gear into a whole new and deeper, longer-lasting and more concrete partnership – this school that UBS will be part of. They were already part of the mentoring community and therefore there was a ready acceptance from education stakeholders. I also think this one will be as popular as the other academy in North Hackney, the Mossbourne Community Academy. For the open evening for parents of prospective pupils there, they had 3,000 parents showing up to look around. They take 180 pupils a year,” he says.

UBS will be resolutely hands-off regarding the school curriculum and will only offer assistance that it believes it should and can provide. Nevertheless, UBS is a business.

And a business, at some time, expects returns. Naturally, that raises the question as to what kind of return it can ever expect to get from its commitments in Hackney.

“So much of this is hard to measure. Take mentoring, for example. If all that happens is that the confidence of those being mentored increased, how would one really measure that in absolute terms? The project that they were leading – whatever it was – a school or a special project – may have worked regardless of the mentoring program. It also may not have. In many ways, what corporations are doing is adding something, pushing something, giving it the right momentum,” he says.

But does that mean that corporations should really be taking up a role traditionally played by national governments?

“They are definitely filling a gap, a need. If the statutory sector and everything it did always worked perfectly, then a lot of this would be duplication. But it doesn’t. We have job centers and we have training programs – but people still slip through that net. Programs with corporate involvement try to reach those people and get them re-engaged and get them into work. Last night I was hearing about a whole series of people who had found jobs in the secondary sector. The average person had been unemployed for eighteen months. Clearly, the corporate programs were getting to people that the statutory sector had not delivered into gainful employment. So taking over the role of national government? No. They contribute and help out where other things have failed,” Pipe explains.

Hackney still does face a number of intractable long-term problems – entrenched poverty in certain neighborhoods, overly expensive housing in others, gang crime, and a lack of public transportation infrastructure. Still, the progress over the last four years has been notable and Pipe remains confident that the borough is now in a position to move forward, especially on education and jobs, more effectively than it ever has.

“We are a very deprived borough but we are lucky to be on the doorstep of the richest square mile in the country and we need to be able to tap into the wealth - well obviously it’s not just simply tapping into it. Just as much, it is about programs to find jobs, particularly those that service the City ... as not everybody in Hackney can be a bond trader or a banker.”

Being responsible

Conducting our businesses responsibly is at the very heart of our culture and identity. As a leading global financial services firm, we want to provide our clients with value-added products and services, promote a corporate culture that adheres to the highest ethical standards, and generate superior but sustainable returns for our shareholders.

We have sound processes in place which ensure that relevant issues are detected and addressed effectively, helping us to act responsibly – and beyond solely short-term profit-oriented considerations.

Beyond pure business essentials, we recognize that our success depends not only on the skill and resources of our people and the relationships we foster with clients, but on the health and prosperity of the communities of which we are a part. We support communities in many different ways. Our employees volunteer their skills and time to a large number of community affairs projects around the world. We also make direct cash donations to organizations, and match donations our employees make to selected charity funds. In 2004, for example, we donated more than 30 million Swiss francs around the globe.

As an example, our businesses in Switzer-land directly sponsor charitable activities both in and outside the country. Besides that, we have established a number of independent foundations and associations that donate money to worthy causes in Switzerland. One, called “A Helping Hand from UBS Employees”, assists disabled and disadvantaged people to lead active, independent lives. We encourage employee involvement by matching some of the funds raised.

We have also endowed two independent charities with our money. The first, called the “UBS Trust for Social Issues and Education”, contributes to public education, improving health and fighting drug addiction. The second, the “UBS Cultural Trust”, supports a broad range of projects in culture, art and science.

In addition, we support our Swiss employees wanting to do volunteer work during office hours.

Apart from that, we also assist our clients who want to engage in charitable causes. The UBS Optimus Foundation invests donations from our clients into a number of programs and organizations that focus particularly on children. We bear all the foundation’s management and administration costs.

2004 Report

The year in review

January

UBS wins Euromoney’s inaugural “Best Global Private Bank” award, ranking first in Western Europe and numerous other parts of the world.

February

UBS agrees to acquire Laing & Cruickshank, a leading UK provider of wealth management services, from Crédit Lyonnais. The acquisition accelerates UBS’s organic growth program, pushing the domestic UK business into the top five in the country.

March

Clive Standish is appointed Chief Financial Officer and Head of the Corporate Center. Rory Tapner is appointed Chairman and Chief Executive Officer for UBS in Asia Pacific.

April

To increase efficiency and realize synergies, UBS integrates its information technology infrastructure (ITI) functions across the firm.

UBS raises its stake in Motor-Columbus, a Swiss power generating company, to a majority holding. This move lays the foundation for a future sale by UBS of its participation in Motor-Columbus.

May

The Federal Reserve Board (Fed) and the Swiss Federal Banking Commission (SFBC) sanction UBS in connection with violations of an agreement governing its involvement in the “Extended Custodial Inventory Program” for US dollar banknotes. The Fed announces that it will levy a civil penalty of 100 million US dollars.

UBS launches its Private Wealth Management Group for the US market. This new initiative will develop products and services for ultra high net worth individuals, defined as clients with a net worth of more than 10 million US dollars.

July

UBS again wins several of Euromoney magazine’s Awards for Excellence, with the firm being named the “Best Global Investment Bank”, “Best Global Private Bank” and “Best Equity House”.

UBS extends its commitment to the UBS Verbier Festival Orchestra to 2007.

August

UBS is named the world’s 45th most valuable brand, worth 6.5 billion US dollars, in the Global Brand Scoreboard published in BusinessWeek.

The UBS Beijing Branch commences operations, allowing UBS to offer foreign currency deposits, foreign exchange and remittance services to clients in China.

September

The UBS Fund Services building in Grand Cayman sustains minor damage during Hurricane Ivan. Power to the building is cut off due to flooding, but essential business services are maintained by setting up temporary facilities at other UBS offices.

October

The acclaimed UBS-sponsored exhibition “Tutankhamun – The Golden Beyond” closes in Basel. More than 600,000 visitors see the exhibition and the UBS hospitality house attracts more than 10,000 clients.

November

UBS completes the acquisition of Schwab Capital Markets (SCM). The integration of SCM and its NASDAQ trading system makes UBS one of the top traders in NASDAQ securities in the US. This complements UBS’s existing position as a top-three firm in the trading of NYSE listed securities and its top position in secondary cash equity trading worldwide.

The merger of UBS and Sauerborn Trust in Germany creates that country’s leading advisory service for ultra-high net worth individuals.

December

The UBS Art Collection is presented to a broad public for the first time through its innovative multimedia “web museum” at www.ubs.com/artcollection.

UBS signs agreements to acquire the wealth management operations of Dresdner Bank Lateinamerika and Julius Baer in North America.

2004 Report

Corporate governance

Corporate governance – how we organize the leadership and management of our firm and how we operate in practice – ultimately aims at leading us to success, protecting the interests of our shareholders while creating value for them and for all stakeholders. Good corporate governance seeks to balance entrepreneurship, control and transparency, while supporting the firm’s success by ensuring efficient decision-making processes.

A full description of our corporate governance as required by the “SWX Swiss Exchange Directive on Information relating to Corporate Governance” can be found in the UBS Handbook 2004/2005.

Management structure

We operate under a strict dual Board structure, as mandated by Swiss banking law. The functions of Chairman of the Board of Directors (Chairman) and Chief Executive Officer (CEO) are conferred on two different people, thus providing separation of powers. No member of one board may be a member of the other. This structure establishes checks and balances and creates an institutional independence of the Board of Directors from the day-to-day management of the firm, for which responsibility is conferred on the Group Executive Board (GEB).

Board of Directors

The Board of Directors is the most senior body of UBS. Each member is elected by the shareholders for a term of office of three years. The Board itself then appoints its Chairman, the Vice Chairmen and the various Board Committees (Audit Committee, Compensation Committee, and Nominating Committee). On 31 December 2004, the Board consisted of ten directors.
The Board takes responsibility for the strategy and management of the company and for the supervision of its executive management, to which it has delegated day-to-day management responsibility. The Board defines the firm’s risk principles and determines its risk capacity. A majority of the Board members are non-executive and independent. It meets as often as business requires, but at least six times per year.
The Chairman and at least one Vice Chairman have executive roles (in line with Swiss banking laws), and assume supervisory and leadership responsibilities.

Group Executive Board

The Group Executive Board has business management responsibility for UBS. All its members are appointed by the Board of Directors. The GEB, and in particular the CEO, is responsi-

ble for the implementation and results of the firm’s business strategies, for the alignment of the Business Groups to UBS’s integrated business model and for the exploitation of synergies across the firm. The GEB is accountable to the Board for the firm’s results and, together with the Chairman’s Office, assumes overall responsibility for the development of UBS’s strategies.

The members of the GEB (as of 31 December 2004) are shown in the 2004 results discussion section of this Annual Review. On 1 March 2005, Walter Stuerzinger, Group Chief Risk Officer since 2001, will join the GEB with responsibility for the development and implementation of the Group’s control processes for credit, market and operational risk.

Compensation for senior executives

UBS’s compensation policy aims to provide competitive total compensation packages that will enable the firm to attract, retain and motivate the talent it requires. The packages should provide incentives that foster an entrepreneurial and performance-oriented culture and support the firm’s integrated business strategy.

Compensation of senior executives is closely linked to the achievement of sustainable shareholder returns and provides appropriate incentives for long-term value creation. It consists of a base salary and a performance-based incentive component.
For 2004, compensation for senior executives totaled CHF 190.6 million, up from CHF 158.4 million in 2003. Both figures include fixed base salaries, performance-related incentive awards (paid in cash and UBS shares), options on UBS shares, the employer’s contribution to retirement benefit plans, benefits in kind and fringe benefits.
Total compensation levels are highly variable year-on-year as they are performance-driven. The relative weight of the components therefore varies significantly every year. In 2004, base salaries constituted between 2% and 17% of the total compensation for individual executive members of the Board and members of the GEB. The incentive component, which in 2004 formed the major part of compensation, is determined on the basis of the financial performance of the firm – measured against prior year results and established financial performance targets. It is also a reflection of the individual contribution of each executive. A substantial part is paid in the form of restricted UBS shares. Long-term incentives in the form of options on UBS shares awarded in 2004 accounted for around 15% of total compensation. These options were granted at a strike price that was 10% higher than the average market value on the last trading day in February 2004.

The approval of senior executive compensation and the design of senior executive compensation schemes are subject to a rigorous process. The Compensation Committee of the Board of Directors, which consists of independent members, has a central role in the compensation process. No one has any approval authority for his or her own compensation.
Details on executive and board compensation and shareholdings can be found in our compensation report published in our Handbook 2004/2005 or as a separate report (see other sources of information on the last page of this Annual Review).

Shareholders’ participation rights

UBS is committed to making it as easy as possible for shareholders to take an active part in its decision-making processes.

We fully subscribe to the principle of equal treatment of all shareholders, ranging from large investment institutions to individual investors, and regularly inform them about the development of the company of which they are co-owners.
UBS places no restrictions on share ownership and voting rights. In order to have voting rights registered, shareholders must confirm they acquired UBS shares in their own name and for their own account. Nominee companies and trustees, who can represent a great number of individual shareholders, may register an unlimited number of shares. Their voting rights are limited to a maximum of 5% of outstanding UBS shares in order to avoid the risk of unknown shareholders with large stakes being entered into the share register.
All registered shareholders – currently almost 260,000 – are invited to participate in shareholder meetings (Annual General Meetings, AGMs). If they do not wish to attend, they can issue instructions to accept, reject or abstain on each individual item on the meeting agenda – either by giving instructions to an Independent Proxy designated by UBS or by appointing UBS, another bank or another registered shareholder of their choice to vote on their behalf.
The AGM gives shareholders the opportunity to raise any questions regarding the development of the company and the events of the year under review. The members of the Board of Directors and GEB, as well as the internal and external auditors, are present to answer questions. Shareholders, individually or jointly representing shares with an aggregate par value of CHF 250,000, may submit proposals for matters to be placed on the agenda for consideration at the AGM.

Audit

The Board of Directors and its Audit Committee supervise the functioning of overall audit work. The Chairman’s Office has primary responsibility for the supervision of Group Internal Audit, while the Audit Committee monitors and assesses the qualification, independence and performance of the External Auditors. Ernst & Young Ltd, Basel, have been assigned the mandate to serve as global auditors for UBS. They were first appointed as UBS’s principal external auditor for the audit of the 1998 financial statements. Since then, shareholders voting at AGMs have annually confirmed their mandate until and including 2004, and they will be proposed for re-election at the AGM in 2005. The Audit Committee has determined that Ernst & Young Ltd. meet all independence requirements established by the US Securities and Exchange Commission (SEC).

In 2004, UBS paid Ernst & Young CHF 36.6 million for audit services (CHF 32.2 million in 2003) and CHF 16.2 million for non-audit services pre-approved by the Audit Committee (CHF 19.6 million in 2003).
Group Internal Audit provides an independent review of the effectiveness of the system of internal controls and compliance with key rules and regulations. It has unrestricted access to all accounts, books and records and must be provided with all information and data required to fulfil its auditing duties. All key issues raised by Group Internal Audit are communicated to the management in charge, to the CEO and the Chairman’s Office via formal Audit Reports. Group Internal Audit employs around 255 staff members worldwide. To maximize its independence from management, the head of Group Internal Audit, Markus Ronner, reports directly to the Chairman of the Board.

2004 Report

Members of the Board of Directors

Marcel Ospel | Chairman

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Marcel Ospel was elected to the Board of Directors at the AGM in April 2001 and thereafter appointed as Chairman. Prior to this mandate, he served as Group Chief Executive Officer of UBS. He was the President and Group Chief Executive Officer of Swiss Bank Corporation (SBC) from 1996 to 1998. He was made CEO of SBC Warburg in 1995, having been a member of the Executive Board of SBC since 1990. From 1987 to 1990, he was in charge of Securities Trading and Sales at SBC. From 1984 to 1987, Mr. Ospel was Managing Director with Merrill Lynch Capital Markets; and from 1980 to 1984, he worked at SBC London and New York in the Capital Markets division. He began his career at Swiss Bank Corporation in the Central Planning and Marketing Division in 1977. Mr. Ospel was born on 8 February 1950. He is a Swiss citizen.

His current term of office runs until 2005 and he is proposed for re-election at 2005’s AGM.

Alberto Togni | Executive Vice Chairman

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Alberto Togni has been with UBS and SBC since 1959. From 1994 to 1998, he was Chief Risk Officer and a member of the Group Executive Committee of Swiss Bank Corporation. He previously held various functions in the Commercial Division, becoming its head in 1993. In 1981, he was named Member of the Executive Board. Prior to that, he assumed different management roles in Zurich, New York, Tokyo and as representative for the Middle East in Beirut. Mr. Togni was born on 30 October 1938. He is a Swiss citizen.

Mr. Togni was first elected to the Board of UBS in 1998 and his term of office expires in 2005. At the 2005 AGM, he will step down from the Board as he has reached retirement age.

Stephan Haeringer | Executive Vice Chairman

UBS AG, Bahnhofstrasse 45, CH-8098 Zurich

Stephan Haeringer has held several positions with UBS over the last three decades. He was CEO of UBS Switzerland and of its Private and Corporate Clients division before becoming Deputy President of the GEB in mid-2002. From 1996 to 1998, he was CEO Region Switzerland of Union Bank of Switzerland. From 1991 to 1996, he served as Division Head, Private Banking and Institutional Asset Management. In 1991, he was appointed member of the Group Executive Board, and in 1987 he became Executive Vice President and served as Head of the Financial Division. During the years 1967 to 1988,

Mr. Haeringer assumed various management roles. He was born on 6 December 1946 and is a Swiss citizen.
Mr. Haeringer was elected to the Board of UBS in 2004 and his current term of office runs until 2007.

Peter Böckli | Non-executive Vice Chairman
and Chairman of the Nominating Committee

Böckli Bodmer & Partners, St. Jakobsstrasse 41, CH-4002 Basel

Peter Böckli is a partner in the law office of Böckli Bodmer & Partners, Basel, and until March 2001 was a part-time professor of tax and business law at the University of Basel. He is a member of the Board of Directors of Nestlé SA. In addition, he is the Vice Chairman of the Board of Directors of Manufacture des Montres Rolex S.A. Mr. Böckli was born on 7 May 1936. He is a Swiss citizen.

Mr. Böckli was first elected to the Board of UBS in 1998 and his current term of office runs until 2006.

Ernesto Bertarelli

Serono International SA, Chemin des Mines, 15bis, CH-1211 Geneva 20

Ernesto Bertarelli has been the Chief Executive of Serono International SA since 1996. He has been the Vice Chairman of the Board of Directors of Serono SA since 1991. Mr. Bertarelli started his career with Serono in 1985 and held several positions in sales and marketing. Prior to his appointment as CEO, he served for five years as Deputy CEO. Mr. Bertarelli was born on 22 September 1965. He is a Swiss citizen.

Mr. Bertarelli was elected to the Board of UBS in 2002 and his current term of office runs until 2006.

Sir Peter Davis | Member of the Audit, the
Compensation and the Nominating Committees

41 Bloomfield Terrace, London SW1W 8BQ, UK

Sir Peter Davis was Group Chief Executive Officer and Chairman of J Sainsbury plc, London between 2000 and 2004. He was the Group Chief Executive of Prudential plc from 1995 to 2000 and Chief Executive and Chairman of Reed International and Chairman of Reed Elsevier respectively (following the merger of Reed International with Elsevier) from 1986 to 1995. From 1976 to 1986, he had responsibility for all buying and marketing operations at J Sainsbury plc. Sir Peter Davis was born on 23 December 1941. He is a British citizen.

Sir Peter Davis was first elected to the Board of UBS in 2001 and his current term of office runs until 2007.

Rolf A. Meyer | Chairman of the Compensation
Committee and Member of the Audit Committee

Heiniweidstrasse 18, CH-8806 Bäch

Rolf A. Meyer was Chairman and CEO of Ciba Specialty Chemicals until November 2000. He first joined Ciba-Geigy Ltd. in 1973 as a financial analyst, and subsequently became Head of Finance and Information Systems and later Chief Financial Officer. After the merger of Ciba-Geigy and Sandoz to create Novartis, he led the spin-off of Ciba Specialty Chemicals. He is now a consultant and is a member of the Board of DKSH (Diethelm Keller Siber Hegner), Zurich. Mr. Meyer was born on 31 October 1943. He is a Swiss citizen.

Mr. Meyer was first elected to the Board of UBS in 1998 and his current term of office runs until 2006.

Helmut Panke | Member of the Nominating Committee

BMW Group, Knorrstrasse 147, D-80788 Munich

Helmut Panke has been Chairman of the Board of Management of BMW AG since May 2002. He has been with the company since 1982 and has assumed various management functions in corporate planning, organization and corporate strategy. Before his appointment as Chairman, he was a member of BMW’s Board of Management. Between 1993 and 1996, he led BMW Holding in the US. In addition to his engagement with BMW, Helmut Panke is a member of the Board of Directors of Microsoft Corporation. Mr. Panke was born on 31 August 1946. He is a German citizen.

Mr. Panke was elected to the Board of UBS in 2004 and his current term of office runs until 2007.

Peter Spuhler | Member of the Compensation Committee

Stadler Bussnang AG, Bahnhofplatz, CH-9565 Bussnang

Peter Spuhler is the owner of Stadler Rail AG (Switzerland), which he acquired in 1989. From 1997 onwards, Mr. Spuhler took over a number of companies and founded new units within the Stadler Rail Group, mainly in Switzerland and Germany. In addition to his engagement for Stadler Rail, Mr. Spuhler is a member of the Lower House of the Swiss Parliament (Nationalrat). Mr. Spuhler was born on 9 January 1959 and is a Swiss citizen.

Mr. Spuhler was elected to the Board of UBS in 2004 and his current term of office runs until 2007.

Lawrence A. Weinbach | Chairman of the
Audit Committee

Unisys Corporation, Unisys Way, Blue Bell, PA 19424, USA

Lawrence A. Weinbach was Chairman, President and CEO of Unisys Corporation from 1997 until 2004 and is now its Executive Chairman. Before that, his career at Arthur Andersen/Andersen Worldwide spanned nearly four decades. Between 1989 and 1997, he was Managing Partner and Chief Executive of Andersen Worldwide. Before that, between 1987 and 1989, he was Chief Operating Officer. In 1983, he became Managing Partner of the New York office. In 1974 he was appointed Managing Partner of the Stamford, Connecticut office and Partner in charge of accounting audit practice in New York. Mr. Weinbach is a member of the Board of Directors of Unisys Corporation, Blue Bell and of Avon Products Inc., New York. He was born on 8 January 1940 and is a US citizen.

Mr. Weinbach was elected to the Board of UBS in 2001 and his current term of office expires in 2005. He is proposed for re-election at the 2005 AGM.

New members proposed for election to the 2005 AGM

At the AGM on 21 April 2005, the Board will propose the following new members for election: Marco Suter, currently Group Chief Credit Officer and member of the Group Managing Board of UBS, as executive director, and Peter R. Voser, Chief Financial Officer of The Royal Dutch/Shell Group of Companies and Managing Director of the “Shell” Transport and Trading Company p.l.c., London, as non-executive director. Assuming the proposals are accepted, the Board of Directors would then consist of eleven members.

2004 Report

UBS financial highlights

–	2004 net profit of CHF 8,089 million, financial businesses contributed CHF 8,044 million – a record result, up 29% from 2003

–	Revenues grew in all categories, pushing the 2004 cost/income ratio for the financial businesses down to 72.6% or 70.2% excluding goodwill

–	Return on equity for 2004 was 24.7% or 27.7% excluding goodwill – above our target range of 15–20%

–	2004 earnings per share of CHF 7.68, up 37% from 2003 or up 34% excluding goodwill

–	Net new money of CHF 88.9 billion for the year, with a strong CHF 59.4 billion from wealth management businesses worldwide

UBS key figures

Shareholder returns	For the year ended

	31.12.04	31.12.03	% change

Basic EPS (CHF)

as reported [1]	7.68	5.59	37

before goodwill and adjusted for significant financial events [2]	8.60	6.43	34

Return on shareholders’ equity (%)

as reported [3]	24.7	17.8

before goodwill and adjusted for significant financial events [4]	27.7	20.5

Financial strength & ratings	As at

	31.12.04	31.12.03

BIS Tier 1 capital ratio (%) [5]	11.8	11.8

Long-term ratings

Fitch, London	AA+	AA+

Moody’s, New York	Aa2	Aa2

Standard & Poor’s, New York	AA+	AA+

UBS net profit	For the year ended

CHF million	31.12.04	31.12.03	% change

Net profit	8,089	6,239	30

Other key figures	As at

CHF million	31.12.04	31.12.03	% change

Total assets	1,734,784	1,550,056	12

Shareholders’ equity	34,978	35,310	(1)

Market capitalization	103,638	95,401	9

Key figures financial businesses (excluding industrial holdings)

Income statement	For the year ended

CHF million	31.12.04	31.12.03	% change

Operating income	37,402	33,790	11

Operating expenses	26,935	25,613	5

Net profit	8,044	6,239	29

KPI’s	For the year ended

CHF million, except where indicated	31.12.04	31.12.03	% change

Cost / income ratio (%) [6]	72.6	75.6

Net new money, wealth management businesses (CHF billion) [7]	59.4	50.8

Earnings adjusted for significant financial events and pre-goodwill [8,9]

Operating income	37,402	33,629	11

Operating expenses	26,048	24,670	6

Net profit	8,931	7,180	24

Headcount Financial Businesses	As at

Full-time equivalents	31.12.04	31.12.03	% change

Switzerland	25,990	26,662	(3)

Rest of Europe / Africa / Middle East	10,764	9,906	9

Americas	26,232	25,511	3

Asia Pacific	4,438	3,850	15

Total	67,424	65,929	2

1 Net profit (after-tax)/weighted average shares outstanding.  2 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding.  3 Net profit/average shareholders’ equity less dividends.  4 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.  5 Includes hybrid Tier 1 capital – please refer to the BIS capital and ratios table in the UBS results section of the 2004 Financial Report.  6 Operating expenses/operating income less credit loss expense or recovery.  7 Includes Wealth Management and Wealth Management USA. Excludes interest and dividend income.  8 Excludes the amortization of goodwill and other intangible assets.  9 Details of significant financial events can be found in the 2004 Financial Report.

2004 Report

UBS results

Results

In 2004, we reported net profit of CHF 8,089 million, up 30% from CHF 6,239 million a year earlier. This result includes a CHF 45 million contribution from Motor-Columbus, which we fully consolidated from third quarter 2004. Motor-Columbus is a Swiss holding company whose only significant asset is a majority ownership interest in Swiss-based electricity provider Atel. In 2004, we increased our stake in Motor-Columbus to 55.6% in order to protect the value of its existing investment and put ourselves in a better position to divest it profitably in the future.

Motor-Columbus results are reported separately as part of our industrial holdings, helping us to preserve full continuity in the presentation of our core financial businesses.

Our financial businesses achieved a record result in 2004, with net profit of CHF 8,044 million, up 29% from a year earlier. Operating income grew in all categories despite the falling US dollar. Asset-based revenues showed particular strength, reflecting improved market valuations as well as strong inflows of net new money. Costs remained under strict control, and increased at a slower pace than business growth.

Income statement

	For the year ended

CHF million, except per share data	31.12.04	31.12.03	% change

Operating income

Interest income	39,398	40,159	(2)

Interest expense	(27,538)	(27,860)	(1)

Net interest income	11,860	12,299	(4)

Credit loss (expense) / recovery	276	(72)

Net interest income after credit loss expense	12,136	12,227	(1)

Net fee and commission income	19,416	17,345	12

Net trading income	4,972	3,756	32

Other income	897	462	94

Income from industrial holdings	3,648

Total operating income	41,069	33,790	22

Operating expenses

Personnel expenses	18,515	17,231	7

General and administrative expenses	6,703	6,086	10

Depreciation of property and equipment	1,352	1,353	0

Amortization of goodwill and other intangible assets	964	943	2

Goods and materials purchased	2,861

Total operating expenses	30,395	25,613	19

Operating profit before tax and minority interests	10,674	8,177	31

Tax expense	2,135	1,593	34

Net profit before minority interests	8,539	6,584	30

Minority interests	(450)	(345)	30

Net profit	8,089	6,239	30

Basic earnings per share (CHF)	7.68	5.59	37

Diluted earnings per share (CHF)	7.47	5.48	36

Dividend

The Board of Directors will recommend at the Annual General Meeting on 21 April 2005 that UBS should pay a dividend of CHF 3.00 per share for the 2004 financial year, an increase of 15% or CHF 0.40 from the CHF 2.60 dividend paid for the 2003 financial year and up 50% or CHF 1.00 from the CHF 2.00 dividend paid for the 2002 financial year.

If the dividend is approved, the ex-dividend date will be 22 April 2005, with payment on 26 April 2005 for shareholders of record on 21 April 2005.

2004 Report

Balance sheet

CHF million	31.12.04	31.12.03	% change

Assets

Cash and balances with central banks	6,036	3,584	68

Due from banks	35,264	31,740	11

Cash collateral on securities borrowed	220,242	213,932	3

Reverse repurchase agreements	357,164	320,499	11

Trading portfolio assets	370,259	341,013	9

Trading portfolio assets pledged as collateral	159,115	120,759	32

Positive replacement values	284,577	248,206	15

Financial instruments designated at fair value	653	0

Loans	232,387	212,679	9

Financial investments	5,049	5,139	(2)

Accrued income and prepaid expenses	5,876	6,218	(6)

Investments in associates	2,427	1,616	50

Property and equipment	8,736	7,683	14

Goodwill and other intangible assets	12,149	11,529	5

Other assets	34,850	25,459	37

Total assets	1,734,784	1,550,056	12

Liabilities

Due to banks	118,901	127,012	(6)

Cash collateral on securities lent	61,545	53,278	16

Repurchase agreements	422,587	415,863	2

Trading portfolio liabilities	171,033	143,957	19

Negative replacement values	303,712	254,768	19

Financial liabilities designated at fair value	65,756	35,286	86

Due to customers	376,083	346,633	8

Accrued expenses and deferred income	14,685	13,673	7

Debt issued	117,828	88,843	33

Other liabilities	42,342	31,360	35

Total liabilities	1,694,472	1,510,673	12

Minority interests	5,334	4,073	31

Shareholders’ equity

Share capital	901	946	(5)

Share premium account	7,348	6,935	6

Net gains / (losses) not recognized in the income statement, net of tax	(1,644)	(983)	(67)

Revaluation reserve from step acquisitions	90	0

Retained earnings	37,455	36,641	2

Equity classified as obligation to purchase own shares	(96)	(49)	(96)

Treasury shares	(9,076)	(8,180)	(11)

Total shareholders’ equity	34,978	35,310	(1)

Total liabilities, minority interests and shareholders’ equity	1,734,784	1,550,056	12

Balance sheet

Our total assets stood at CHF 1,734.8 billion on 31 December 2004, up from CHF 1,550.1 billion on 31 December 2003.

The increase in total assets was the net result of growth in the trading portfolio (up CHF 67.6 billion), collateral trading assets (up CHF 43.0 billion), derivatives (up CHF 36.4 billion) and the loan book (up CHF 19.7 billion).
Total liabilities rose due to higher borrowings (up CHF 80.8 billion), derivatives (up 48.9 billion), trading portfolio liabilities (up 27.1 billion) and collateral trading liabilities (up CHF 15.0 billion).

At CHF 35.0 billion on 31 December 2004, shareholders’ equity declined by CHF 0.3 billion from a year earlier. The decline was due to dividend payments, share repurchases, and the weakening of the US dollar against the Swiss franc, mostly offset by strong retained earnings.

The first-time full consolidation of Motor-Columbus in third quarter 2004 had a small net impact on our balance sheet at 31 December 2004, adding assets of CHF 7.3 billion (0.4% of UBS’s total assets) and liabilities of CHF 6.0 billion. The consolidation also added financial instruments measured at fair value worth CHF 0.7 billion.

Letter from Group Auditors

As auditors of the group we have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States of America) as well as the auditing standards promulgated by the profession in Switzerland, the consolidated balance sheets of UBS AG as of 31 December 2004 and 2003, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended 31 December 2004 and the notes thereto, from which the summarised consolidated financial statements were derived. In our report dated 3 February 2005 (see UBS Financial Report, page 83), we expressed an unqualified opinion on those consolidated financial statements which are prepared in accordance with International Financial Reporting Standards.

In our opinion, the summarised consolidated financial statements on pages 38 to 40 of the Annual Review are consistent, in all material respects, with the consolidated financial statements from which they were derived and on which we expressed an unqualified opinion.

For a more comprehensive understanding of the group’s financial position and the results of its operations for the period and of the scope of our audit, the summarised consolidated financial statements should be read in conjunction with the consolidated financial statements from which they were derived and our audit report thereon.

Basel, 3 February 2005

Ernst & Young Ltd	Roger K. Perkin | Chartered Accountant in charge of the audit	Dr. Andreas Blumer | Swiss Certified Accountant in charge of the audit

2004 Report

UBS targets

Measurement and analysis of performance

UBS’s performance is reported in accordance with International Financial Reporting Standards (IFRS). Additionally, for several years, we have provided comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

We will in future change this approach as accounting standards no longer require the amortization of goodwill, by far the largest adjustment we have been making. From 2005 onwards, we will no longer present current results and targets on this adjusted basis.
Items have been treated as SFEs when they are event-specific, significant for the consolidated statements of UBS, UBS-specific rather than industry-wide, and not indicative of or relevant for future performance.
Reflecting that definition, we had no SFEs in 2004 and one in 2003. In second quarter 2003, we recorded a net gain of CHF 2 million (pre-tax CHF 161 million) from the sale of the Wealth Management USA Business Group’s Correspondent Services Corporation (CSC) clearing business. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and the writedown of the goodwill associated with CSC, the net gain from the transaction was CHF 2 million.

Performance against targets

At UBS, we focus on a consistent set of four long-term financial targets defined across periods of varying market conditions and designed to ensure that we deliver continuously improving returns to our shareholders. We report our performance against these targets each quarter:
–	we seek to increase the value of UBS by achieving a sustainable, after-tax return on equity of 15-20%, across periods of varying market conditions
–	we aim to increase shareholder value through double-digit average percentage growth in basic earnings per share (EPS), across periods of varying market conditions
–	through cost reduction and earnings enhancement initiatives we aim to reduce UBS’s cost/income ratio to a level that compares positively with best-in-class competitors
–	we aim to achieve a clear growth trend in net new money in our wealth management units.

Performance against targets

	For the year ended

	31.12.04	31.12.03

RoE (%)

as reported [1]	24.7	17.8

before goodwill and adjusted for significant financial events [2]	27.7	20.5

Basic EPS (CHF)

as reported [3]	7.68	5.59

before goodwill and adjusted for significant financial events [4]	8.60	6.43

Cost / income ratio of the Financial Businesses (%) [5]

as reported [6]	72.6	75.6

before goodwill and adjusted for significant financial events [7]	70.2	73.2

Net new money, wealth management businesses (CHF billion) [8]

Wealth Management	42.3	29.7

Wealth Management USA	17.1	21.1

Total	59.4	50.8

1 Net profit/average shareholders’ equity less dividends.  2 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/average shareholders’ equity less dividends.  3 Details of the EPS calculation can be found in note 8 to the financial statements in the 2004 Financial Report.  4 Net profit less the amortization of goodwill and other intangible assets and significant financial events (after-tax)/weighted average shares outstanding.  5 Excludes results from Industrial Holdings.  6 Operating expenses/operating income less credit loss expense or recovery.  7 Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.  8 Excludes interest and dividend income.

The first three targets are all reported pre-goodwill amortization, and adjusted for significant financial events.

Return on equity and earnings per share targets are calculated on a full UBS basis, whereas our cost/income ratio target is limited to our financial businesses, to avoid distortion from our industrial holdings.

UBS’s performance against financial targets shows:
–	Return on equity in 2004 was 27.7%, up from 20.5% a year earlier and well above the target range of 15% to 20%. The increase reflects the combined impact of the share buyback program and dividend outpacing retained earnings.

–	Basic earnings per share were CHF 8.60 in 2004, an increase of CHF 2.17 or 34% from 2003, driven by the increase in net profit as well as the impact of share repurchases.
–	The cost/income ratio for UBS’s financial businesses was 70.2% in 2004, an improvement from 73.2% in 2003, and the lowest level since PaineWebber became part of UBS in 2000.
–	Our wealth management businesses continued to show strong inflows of net new money. For full-year 2004, net new money inflows into our wealth management businesses totaled CHF 59.4 billion, up 17% from CHF 50.8 billion in 2003, corresponding to an annual growth rate of 4.4% of the asset base at the end of 2003.

2004 Report

Results Financial Businesses

Results

Our 2004 result was the best ever. The first quarter saw an all-time performance record and the year ended with our best-ever fourth quarter. Net profit in 2004 was CHF 8,044 million, up 29% from CHF 6,239 million in 2003. Before goodwill and excluding the sale of our Correspondent Services Corporation (CSC) clearing subsidiary, completed in second quarter 2003, net profit rose by 24%.

Overall, we attracted CHF 88.9 billion in net new money in 2004, up 29% from CHF 69.1 billion in 2003.

Operating income

Total operating income was CHF 37,402 million in 2004, up 11% from CHF 33,790 million in 2003. This was the highest level ever. The increase was driven by our ability to capture opportunities in increasingly active financial markets.

Net interest income was CHF 11,860 million in 2004, down from CHF 12,299 million in the same period a year earlier. Net trading income was CHF 4,972 million, up from CHF 3,756 million in 2003.
As well as income from interest margin-based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income).
At CHF 5,139 million, net income from interest margin products in 2004 was 1% higher than CHF 5,077 million a year earlier. The increase was driven by the growth in lending to wealthy US clients through our US bank, UBS Bank USA. Our domestic Swiss mortgage business and wealth

Income statement 1

	For the year ended

CHF million, except where indicated	31.12.04	31.12.03	% change

Operating income

Interest income	39,398	40,159	(2)

Interest expense	(27,538)	(27,860)	(1)

Net interest income	11,860	12,299	(4)

Credit loss (expense)/recovery	276	(72)

Net interest income after credit loss expense	12,136	12,227	(1)

Net fee and commission income	19,416	17,345	12

Net trading income	4,972	3,756	32

Other income	878	462	90

Total operating income	37,402	33,790	11

Operating expenses

Personnel expenses	18,189	17,231	6

General and administrative expenses	6,577	6,086	8

Depreciation of property and equipment	1,282	1,353	(5)

Amortization of goodwill and other intangible assets	887	943	(6)

Total operating expenses	26,935	25,613	5

Operating profit before tax and minority interests	10,467	8,177	28

Tax expense	2,086	1,593	31

Net profit before minority interests	8,381	6,584	27

Minority interests	(337)	(345)	(2)

Net profit	8,044	6,239	29

Additional information	As at

	31.12.04	31.12.03	% change

Headcount (full-time equivalents)	67,424	65,929	2

1 Excludes results from Industrial Holdings.

management margin lending business also grew over the year. This increase was nearly offset by lower income from our shrinking Swiss recovery portfolio, reduced interest margins on client cash and savings accounts, as well as declining revenues from US dollar-denominated accounts.

Net income from trading activities was CHF 11,102 million in 2004, up by 4% or CHF 421 million from CHF 10,681 million a year ago. Equities trading in 2004 was up 27% from 2003. The increase reflects expansion in market volumes and, hence, improved trading opportunities. Fixed income trading revenues were down 3%, driven by declines in our principal finance, commercial real estate and fixed income businesses, partially offset by improved revenues in our rates business. Compared to 2003, last year’s market environment saw rising interest rates and lower volatility, which drove activity from the market. Foreign exchange trading revenues increased by 2% from a year earlier, reflecting an outstanding performance in our derivative trading business as well as strong sales volumes.
At CHF 1,298 million, net income from treasury activities in 2004 was CHF 119 million or 8% lower than CHF 1,417 million in 2003. The drop was mainly due to lower returns on invested equity as we continued to repurchase shares.
Other net trading and interest income was negative CHF 707 million in 2004 compared to negative CHF 1,120 million a year earlier. The improvement was due to lower goodwill funding costs, as well as declining costs for funding our private equity portfolio.
In 2004, we experienced a net credit loss recovery of CHF 276 million, compared to net credit loss expense of CHF 72 million in 2003.
Net credit loss recovery at Wealth Management & Business Banking amounted to CHF 91 million in 2004 compared to a net credit loss expense of CHF 67 million in 2003. The Investment Bank experienced a net credit recovery of CHF 240 million in 2004, compared to net credit loss expense of CHF 4 million in 2003.
In 2004, net fee and commission income was CHF 19,416 million, up 12% from CHF 17,345 million a year earlier. The increase was driven by a strong contribution from recurring asset-based fees, higher net brokerage fees, rising corporate finance fees as well as an increase in underwriting fees. Underwriting fees, at their highest level ever, were up 8% from 2003. Both equity and fixed income underwriting fees increased. Corporate finance fees rose 42% in 2004 from a year earlier. We were able to benefit from the pick-up in merger and acquisition activity, and our strengthened advisory business, particularly in the US. Net brokerage fees were up 10% from 2003, reflecting the improved markets and the resulting higher institutional and individual client activity – especially in the first and fourth quarter of 2004. Investment fund fees, at their highest level ever, increased 18%, mainly reflecting higher asset-based fees for our wealth and asset management businesses.
Custodian fees in 2004 were up 5% from 2003. This increase was entirely due to an enlarged asset base. Insurance-

related and other fees decreased by 4% from a year earlier due to the effect of the weakening dollar. Credit-related fees and commissions increased by 7%, reflecting improved market conditions which brought higher volumes. Portfolio and other management and advisory fees increased by 20% as a result of rising invested asset levels driven by market valuations and strong net new money inflows, as well as an increase in performance fees.

Other income increased by 90% to CHF 878 million in 2004. The increase was driven by higher disposal gains from private equity investments and lower impairment charges. This was partially offset by gains from the divestment of associates and subsidiaries which dropped by nearly 50% to CHF 84 million in 2004.

Operating expenses

Total operating expenses increased by 5% to CHF 26,935 million in 2004 from CHF 25,613 million in 2003.
Personnel expenses increased by CHF 958 million or 6% to CHF 18,189 million in 2004 from CHF 17,231 million in 2003. The rise was driven by higher performance-related compensation reflecting the better performance in most of our businesses. For 2004, approximately 49% of personnel expenses took the form of bonus or variable compensation, up from 44% in 2003. Average variable compensation per head in 2004 was 17% higher than in 2003. Salary expenses rose due to the 2% increase in headcount over the year.
At CHF 6,577 million in 2004, general and administrative expenses increased CHF 491 million from CHF 6,086 million in the same period a year ago. The increase was driven by higher provisions, which rose due to specific operational and legal provisions (including the civil penalty levied by the Federal Reserve Board relating to our banknote trading business), higher IT and other outsourcing expenses as well as professional fees, the latter due to higher legal and project costs.
Depreciation was CHF 1,282 million in 2004, down 5% from CHF 1,353 million in 2003. This was the lowest level ever, reflecting falling IT-related charges as well as lower writedowns of equipment.
At CHF 887 million, amortization of goodwill and other intangible assets was down 6% from CHF 943 million a year earlier, reflecting lower amortization charges and the weakening of the US dollar against the Swiss franc.
We incurred a tax expense of CHF 2,086 million in 2004, reflecting an effective tax rate of 19.9% for the full year, compared to last year’s full-year rate of 17.9% (before significant financial events).

Headcount

Headcount in our financial businesses was 67,424 on 31 December 2004, up 1,495 from 65,929 on 31 December 2003. The increase was driven by the expansion of our wealth management and securities businesses around the globe.

2004 Report

Wealth Management & Business Banking

Wealth Management

Despite the weakening of the US dollar against the Swiss franc, Wealth Management’s full-year 2004 pre-tax profit, at CHF 3,435 million, was up 32% from 2003. This increase reflects the growth momentum in the business and the recovery in major financial markets that started in mid-2003, driving a 13% increase in revenues through higher asset-based fees. Rising interest income, a reflection of the expansion of margin lending activities, also bolstered revenues. At the same time, expenses, up just 2% in 2004 from 2003, were kept under tight control.

Net new money inflows for the year totaled CHF 42.3 billion, up 42% from CHF 29.7 billion in 2003. Gains were reported in all geographical areas, especially from Asian clients. The CHF 13.7 billion inflow into the European wealth man-

agement business was again high, driven by a particularly strong contribution from the UK and Germany.

The gross margin on invested assets was 103 basis points in 2004, up 2 basis points from 101 basis points a year earlier, as revenues increased more than the average asset base. Overall, recurring income made up 76 basis points of the margin in 2004, up from 71 basis points in 2003. Non-recurring income comprised 27 basis points of the margin in 2004, against 30 basis points in 2003.
Our European wealth management business continued to make significant progress. Income was CHF 437 million, up 64% from a year earlier, reflecting our growing asset base. The level of invested assets was a record CHF 82 billion on 31 December 2004, almost double the CHF 46 billion a year earlier, reflecting healthy inflows of net new money and the integration of acquisitions made during the year.

Business Group / Business Unit reporting

			Business Banking		Wealth Management &
CHF million, except where indicated	Wealth Management		Switzerland		Business Banking

For the year ended or as at	31.12.04	31.12.03	31.12.04	31.12.03	31.12.04	31.12.03

Total operating income	7,693	6,793	5,038	5,120	12,731	11,913

Total operating expenses	4,258	4,184	2,993	2,975	7,251	7,159

Business Group / Business Unit performance before tax	3,435	2,609	2,045	2,145	5,480	4,754

Net new money (CHF billion)	42.3	29.7	2.6	2.5	44.9	32.2

Invested assets (CHF billion)	778	701	140	136	918	837

Headcount (full-time equivalents)	10,093	9,176	15,508	16,181	25,601	25,357

Business Banking Switzerland

Business Banking Switzerland reported a pre-tax profit of CHF 2,045 million for full-year 2004, down 5% from the record result achieved in 2003. It was achieved despite a CHF 184 million fall in income, driven mainly by lower interest income, and shows the continued tight management of costs. Lower credit loss expenses reflected the structural improvement in the domestic loan portfolio in recent years.

During the course of 2004, CHF 7 billion in assets were transferred from the Business Banking Switzerland to the

Wealth Management unit, reflecting the increasing needs of clients through their life cycle.

The cost/income ratio was 59.1%, 2.4 percentage points above the ratio of 56.7% in 2003, reflecting falling interest income in the low interest rate environment.
Business Banking Switzerland’s loan portfolio was CHF 137 billion on 31 December 2004, down CHF 1 billion from the previous year. An increase in volumes of private client mortgages was offset by lower credit demand from corporate clients and a further reduction in the recovery portfolio.

Facts & figures on
Business Banking Switzerland

–  With CHF 778 billion in invested assets internationally, and more than 140 years of experience, UBS is the world’s largest wealth manager

–  We provide a comprehensive range of products and services individually tailored for wealthy clients around the world via our global branch network and through financial intermediaries

–  Some 3,700 client advisors combine strong personal relationships with the resources available throughout UBS, helping them provide a full range of wealth management services – from asset management to estate planning and from corporate finance advice to art banking

–  Our open product platform gives clients access to a wide array of pre-screened, top-quality products from third-party providers that complement UBS’s own range

Facts & figures on
Wealth Management

–  UBS is the market leader in Swiss retail and commercial banking

–  We are responsible for approximately 3.5 million individual client accounts, and have relationships with around 143,000 corporate clients, including institutional investors, public entities and foundations, as well as 3,000 financial institutions worldwide

–  We provide a complete set of banking and securities services for individual and corporate clients

–  Clients have CHF 140 billion in invested assets with us. With a total loan book of CHF 137 billion, we have leading positions in the Swiss lending and retail mortgage markets

–  With 1,249 ATMs and 301 branches, as well as a comprehensive set of e-banking services, we provide a Swiss network more extensive than any of our domestic competitors

2004 Report

Global Asset Management

Global Asset Management reported a pre-tax profit of CHF 544 million for full-year 2004, up 64% from CHF 332 million in 2003. The increase was driven by higher operating income, which rose 16%, reflecting strong net new money inflows, a continuing change in asset mix towards higher-margin products and a rise in market valuations, resulting in increased asset levels and revenues. This was only partially offset by a slight rise in operating expenses, mainly due to higher incentive-based compensation as a result of the higher revenues. For 2004, the pre-goodwill cost/income ratio was 66.7%, a decrease of 5.4 percentage points from 2003.

For full-year 2004, net new money inflows in the institutional business stood at CHF 23.7 billion, almost doubling from CHF 12.7 billion a year earlier. Strong inflows were recorded into alternative and quantitative investments, equi-

ty and fixed income mandates. The gross margin for full-year 2004 was 32 basis points, on par with full-year 2003.

The wholesale intermediary fund business recorded a net new money outflow of CHF 4.5 billion compared to an outflow of CHF 5.0 billion in 2003. Inflows of CHF 16.1 billion into fixed income, asset allocation and equity funds were more than offset by money market outflows of CHF 20.6 billion, mainly transfers into UBS’s US bank. The 2004 gross margin was 36 basis points, up by 5 basis points from a year earlier, reflecting the significant improvement of wholesale intermediary fees as a result of the continuing shift to higher-margin products.
Invested assets for the Business Group totaled CHF 601 billion on 31 December 2004, up from CHF 574 billion at the end of 2003.

Business Group reporting

	For the year ended or as at

CHF million, except where indicated	31.12.04	31.12.03

Total operating income	2,022	1,737

Total operating expenses	1,478	1,405

Business Group performance before tax	544	332

Net new money – institutional (CHF billion)	23.7	12.7

of which: money market funds – institutional (CHF billion)	(1.2)	(5.0)

Invested assets – institutional (CHF billion)	344	313

of which: money market funds – institutional (CHF billion)	17	14

Net new money – wholesale intermediary (CHF billion)	(4.5)	(5.0)

of which: money market funds – wholesale intermediary (CHF billion)	(20.6)	(23.0)

Invested assets – wholesale intermediary (CHF billion)	257	261

of which: money market funds – wholesale intermediary (CHF billion)	64	87

Headcount (full-time equivalents)	2,665	2,627

Facts & figures on
Global Asset Management

–   We aim to deliver superior investment results and innovative solutions in every asset class to our institutional and wholesale intermediary clients

–   Our operations span 20 countries and employ over 2,600 staff. The main offices are in London, Chicago, New York, Tokyo and Zurich

–   The traditional investments business is based on rigorous fundamental analysis that focuses on identifying intrinsic values

–   The alternative and quantitative investment business encompasses several specialist areas, including the management of hedge funds

–   The real estate business invests in properties in the US, UK, Continental Europe and Japan and in publicly traded real estate equities worldwide

–   Fund services is a global fund administration unit providing services to both internal and external clients

2004 Report

Investment Bank

The Investment Bank recorded a pre-tax profit of CHF 4,540 million for full-year 2004, up 18% from a year earlier, and at its highest level since 2000, reflecting revenue growth across all business areas. At the same time, costs increased as the businesses continued to expand. Specific operational provisions also contributed to the rise.

In full-year 2004, the compensation ratio fell to 51% from 52% in 2003, reflecting the completion of the strategic hiring program in investment banking and because of increasing revenues.
Total operating income in 2004 was CHF 15,977 million, up 15% from CHF 13,936 million a year earlier, reflecting strong improvements in all businesses.
Equities revenues were up 21% from 2003. Growth in revenues occurred around the globe, but was particularly strong in the US and Europe. Significant increases were seen in sec-

ondary cash commissions and proprietary trading revenues. Prime brokerage saw an impressive revenue gain following the acquisition of ABN Amro’s prime brokerage business in the US.

Fixed income, rates and currencies revenues were up 6% from a year earlier. Strong gains were seen in the rates business, mainly due to the structured LIBOR and mortgage businesses. Fixed income was driven by credit derivatives, emerging markets and global syndicated finance businesses, foreign exchange and cash and collateral trading. The positive result was slightly offset by negative revenues relating to Credit Default Swaps (CDS) hedging existing credit exposure in the loan book.
Investment banking revenues increased 12% from a year earlier. Excluding currency fluctuations, revenues were up 32%, reflecting improving corporate activity levels. It was a record year for our global advisory business, with double-digit growth seen in Europe, the US and Asia.

Business Group reporting

	For the year ended or as at

CHF million, except where indicated	31.12.04	31.12.03

Total operating income	15,977	13,936

Total operating expenses	11,437	10,081

Business Group performance before tax	4,540	3,855

Headcount (full-time equivalents)	16,568	15,277

Private equity also contributed to our result, recording revenues of CHF 257 million in 2004, a significant improvement compared to the negative revenues of CHF 77 million a year earlier, as market conditions allowed for successful divestments and lower writedowns.

Higher personnel costs and general and administrative expenses prompted total operating expenses in 2004 to rise to CHF 11,437 million, a 13% increase from CHF 10,081 million a year earlier. Personnel expenses increased 12% from a year earlier, reflecting higher performance-related compensation which rose due to higher revenues, as well as an increase in salaries reflecting the 8% additional headcount. General and administrative expenses were up 22% from 2003’s CHF 2,074 million due to higher operational provisions, rising professional fees and increased IT spending.

Facts & figures on Investment Bank

–   UBS is one of the world’s leading investment banking and securities businesses, providing a full spectrum of services to institutional and corporate clients, governments and financial intermediaries globally

–   Headquartered in London and New York, the Investment Bank employs over 16,000 staff in 31 countries around the world, with its business run on a global basis and organized into the four distinct areas of equities, fixed income, rates and currencies, investment banking and private equity

–   With one in nine shares globally traded through UBS, the equities business is a leading player in the global primary and secondary markets for equity, equity-linked and equity derivative products. It is a member of over 80 stock exchanges in 31 countries, with a local presence in 40 cities around the world
–   Equity research supplies independent assessments of the prospects of approximately 3,020 companies across most industry sectors, all geographic regions, as well as economic, strategy, quantitative and derivative research

–   With over 2,300 professionals working out of North America, Europe and Asia Pacific, the fixed income, rates and currencies business provides a broad spectrum of products and solutions to corporate and institutional clients in all major markets

–   In investment banking, we provide first-class advice and execution capabilities to a global corporate client base, with services encompassing advising on mergers and acquisitions, strategic reviews and corporate restructuring solutions

2004 Report

Wealth Management USA

The Wealth Management USA business reported a pre-tax profit of CHF 179 million for full-year 2004, compared to a loss of CHF 5 million in 2003. The 2003 results include a pre-tax gain of CHF 161 million from the sale of Correspondent Services Corporation (CSC) in second quarter 2003.

After the exclusion of the CSC gain and before acquisition costs (goodwill amortization, net goodwill funding and retention payments), operational performance showed a profit of CHF 762 million in 2004 and CHF 664 million in 2003. On the same basis, but in US dollars, the operating result was 24% higher in 2004 than in 2003. This represents the best result since PaineWebber became part of UBS, reflecting record recurring fees and increased net interest revenue benefiting from the first full-year impact of UBS Bank USA, whose loan book grew from USD 4.5 billion at the end of 2003 to USD 7.2 billion at 31 December 2004.

The cost/income ratio before acquisition costs was 85.5% for 2004, compared to 87.2% in 2003. The improvement in the cost/income ratio reflects our continuous cost control as well as the excellent performance of our core private clients business.

In full-year 2004, net new money totaled CHF 17.1 billion, down from CHF 21.1 billion a year earlier, reflecting a slow asset-gathering performance at the beginning of the year as well as the US dollar’s weakening against the Swiss franc.
The gross margin on invested assets was 79 basis points in 2004, down from 86 basis points in 2003. The gross margin on invested assets before acquisition costs (net goodwill funding costs) was 81 basis points, down from 87 basis points in 2003. The increase in average asset levels (up 7%) outpaced the gain in revenues (up 1% excluding the sale of CSC) as higher private client revenues were mostly offset by lower municipal finance revenues.

Business Group reporting

	For the year ended or as at

CHF million, except where indicated	31.12.04	31.12.03

Total operating income	5,093	5,182 [1]

Total operating expenses	4,914	5,187

Business Group performance before tax	179	(5)

Business Group reporting excluding acquisition costs and significant financial events

Total operating income	5,093	5,021 [2]

Add: Net goodwill funding	180	231

Operating income excluding acquisition costs	5,273	5,252

Total operating expenses	4,914	5,187

Retention payments	(99)	(263)

Amortization of goodwill and other intangible assets	(304)	(336)

Operating income excluding acquisition costs	4,511	4,588

Business Group performance before tax and excluding acquisition costs	762	664

KPI’s and additional information

Net new money (CHF billion)	17.1	21.1

Interest and dividend income (CHF billion)	16.0	15.8

Invested assets (CHF billion)	639	634

Headcount (full-time equivalents)	17,388	17,435

1 Includes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.  2 Excludes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.

Facts & figures on
Wealth Management USA

– We provide a complete set of sophisticated wealth management services to affluent and high net worth clients, and our deep reach and distribution network makes us one of the premier US wealth managers

– We have CHF 639 billion in invested assets and nearly 2 million private client relationships, supported by a network of over 7,500 financial advisors in 366 branch office locations

– The heart of our relationship between our clients and their financial advisors is our consultative process, during which each advisor profiles and creates an investment plan for his or her client based on individual needs and goals

– We continually commit considerable resources to further develop and expand the expertise of our financial advisors. With emphasis on training, our advisors are a key factor in developing long-term, mutually beneficial client relationships

2004 Report

Industrial Holdings

Established in third quarter 2004, the Industrial Holdings segment is currently made up of UBS’s majority stake in Motor-Columbus, a financial holding company whose most significant asset is a 59.3% interest in the Atel Group (Aare-Tessin Ltd. for Electricity). Atel, based in Olten, Switzerland, is a European energy provider focused on electricity trading and marketing, domestic and international power generation, electricity transmission and energy services. Motor-Columbus also holds several other finance and property companies.

In first quarter 2005, our private equity investments, currently part of the Investment Bank, will be reported in industrial holdings. This matches our strategy of de-emphasizing and reducing exposure to this asset class while capitalizing on orderly exit opportunities when they arise. Current management will continue to look after the portfolio. Our consolidation of Motor-Columbus into our accounts at the beginning of third quarter 2004 resulted in a revaluation of its assets and liabilities. These are no longer comparable with those previously published in Motor-Columbus’s separate consolidated financial statements. The comparative analysis provided here is based on unaudited proforma 2003 results.

For the six months ending 31 December 2004, our share of Motor-Columbus’s net profit was CHF 45 million.
Total operating income for the six months ending 31 December 2004 was CHF 3,667 million, significantly higher than in the same period a year earlier. The gain was due to the first-time availability of production capacity in Southern Europe. Over the same period, total operating expenses, at CHF 3,460 million, rose at a slower pace than operating income because costs for energy purchased from third parties fell in the period as internal power production could be run at near full capacity. Expense levels also benefited from lower project costs.

Sources of information

This Annual Review 2004 is available in English, German, French, Italian, Spanish and Japanese. (SAP No. 80530-0501).

The Handbook 2004/2005 contains a detailed description of UBS, our strategy, organization, and businesses, as well as our financial management including credit, market and operational risk, our capital management approach and details of our corporate governance. It is available in English and German. (SAP No. 80532-0501).

The Financial Report 2004 contains our audited financial statements for the year 2004 and related detailed analysis. It is available in English and German. (SAP No. 80531-0501).

Quarterly reports: We provide detailed quarterly financial reporting and analysis, including comment on the progress of our businesses and key strategic initiatives. These quarterly reports are available in English.

Our compensation report provides detailed information on the compensation paid in 2004 to the members of UBS’s Board of Directors (BoD) and the Group Executive Board (GEB). It is available in English and German. (SAP No. 82307-0501).

The same information can also be read in the Corporate Governance chapter of the Handbook 2004/2005.

The making of UBS: A brochure published in early 2005 outlines the series of transformational mergers and acquisitions that created today’s UBS. It also includes brief profiles of the firm’s antecedent companies and their historical roots. It is available in English and German. (SAP No. 82252)

How to order reports

Each of these reports is available on the internet at: www.ubs.com/ investors. Alternatively, printed copies can be ordered, quoting the SAP number and the language preference where applicable, from UBS AG, Information Center, P.O. Box, CH-8098 Zurich, Switzerland.

Information tools for investors

Website: Our Analysts and Investors website at www.ubs.com/ investors offers a wide range of information about UBS, including financial information (including SEC filings), corporate information, share price graphs and data, an event calendar, dividend information and recent presentations given by senior management to investors at external conferences. Our information on the internet is available in

English and German, with some sections in French and Italian as well.

Form 20-F and other submissions to the US Securities and Exchange Commission

We file periodic reports and submit other information about UBS to the US Securities and Exchange Commission (SEC). Principal among these filings is Form 20-F; our Annual Report filed pursuant to the US Securities Exchange Act of 1934.

Our Form 20-F filing is structured as a “wrap-around” document. Most sections of the filing are satisfied by referring to parts of the Handbook 2004/2005 or to parts of this Financial Report 2004. However, there is a small amount of additional information in Form 20-F which is not presented elsewhere, and is particularly targeted at readers in the US. You are encouraged to refer to this additional disclosure.
You may read and copy any document that we file with the SEC on the SEC’s website, www.sec.gov, or at the SEC’s public reference room at 450 Fifth Street NW, Washington, DC, 20549. Please call the SEC at 1-800-SEC-0330 (in the US) or at +1 202 942 8088 (outside the US) for further information on the operation of its public reference room. You may also inspect our SEC reports and other information at the New York Stock Exchange, Inc., 20 Broad Street, New York, NY 10005. Much of this additional information may also be found on the UBS website at www.ubs.com/investors, and copies of documents filed with the SEC may be obtained from UBS’s Investor Relations team, at the addresses shown on the next page.

Corporate information

The legal and commercial name of the company is UBS AG. The company was formed on 29 June 1998, when Union Bank of Switzerland (founded 1862) and Swiss Bank Corporation (founded 1872) merged to form UBS.
UBS AG is incorporated and domiciled in Switzerland and operates under Swiss Company Law and Swiss Federal Banking Law as an Aktiengesellschaft, a corporation that has issued shares of common stock to investors.
The addresses and Phone numbers of our two registered offices are: Bahnhofstrasse 45, CH-8098 Zurich, Switzer-land, Phone +41-44-234 11 11; and Aeschenvorstadt 1, CH-4051 Basel, Switzerland, telephone +41-61-288 20 20. UBS AG shares are listed on the SWX Swiss Exchange (traded through its trading platform virt-x), on the New York Stock Exchange and on the Tokyo Stock Exchange.

Contacts

Switchboards

For all general queries.	Zurich	+41-44-234 1111

	London	+44-20-7568 0000

	New York	+1-212-821 3000

	Hong Kong	+852-2971 8888

Investor Relations

Our Investor Relations team supports institutional, professional and retail investors from our office in Zurich.	Zurich

	Hotline	+41-44-234 4100	UBS AG

www.ubs.com/investors	Matthew Miller	+41-44-234 4360	Investor Relations

	Patrick Zuppiger	+41-44-234 3614	P.O. Box

	Caroline Ryton	+41-44-234 2281	CH-8098 Zurich, Switzerland

	Fax	+41-44-234 3415	sh-investorrelations@ubs.com

Media Relations

Our Media Relations team supports global media and journalists from offices in Zurich, London, New York and Hong Kong.	Zurich	+41-44-234 8500	mediarelations@ubs.com

	London	+44-20-7567 4714	ubs-media-relations@ubs.com

www.ubs.com/media	New York	+1-212-882 5857	mediarelations-ny@ubs.com

	Hong Kong	+852-2971 8200	sh-mediarelations-ap@ubs.com

Shareholder Services

UBS Shareholder Services, a unit of the Company Secretary, is responsible for the registration of the Global Registered Shares.	Hotline	+41-44-235 6202	UBS AG

	Fax	+41-44-235 3154	Shareholder Services

P.O. Box

CH-8098 Zurich, Switzerland

sh-shareholder-services@ubs.com

US Transfer Agent

For all Global Registered Share- related queries in the US. www.melloninvestor.com	Calls from the US	+1-866-541 9689	Mellon Investor Services

	Calls outside the US	+1-201-329 8451	Overpeck Centre

	Fax	+1-201-296 4801	85 Challenger Road

Ridgefield Park, NJ 07660, USA

sh-relations@melloninvestor.com

Cautionary statement regarding forward-looking statements | This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the European wealth management business, and other statements relating to our future business development and economic performance. While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or creditworthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our Business Group structure and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2004. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint | Publisher / Copyright: UBS AG, Switzerland | Languages: English, German, French, Italian, Spanish | SAP-No. 80530E-0501

UBS AG
P.O. Box, CH-8098 Zurich
P.O. Box, CH-4002 Basel

www.ubs.com

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG
By:	/s/ Peter A. Wuffli
Name: Peter A. Wuffli
Title: Group Chief Executive Officer

By:	/s/ Clive Standish
Name: Clive Standish
Title: Group Chief Financial Officer

Date: March 16, 2005